Exhibit 99.1
Deutsche Bank Interim Report as of June 30, 2010
Deutsche Bank
The Group at a Glance

	Six months ended
	Jun 30, 2010	Jun 30, 2009
Share price at period end	€46.70	€43.20
Share price high	€60.55	€49.62
Share price low	€42.31	€15.38
Basic earnings per share	€4.58	€3.66
Diluted earnings per share	€4.35	€3.53
Average shares outstanding, in m., basic	637	622
Average shares outstanding, in m., diluted	672	645
Return on average shareholders’ equity (post-tax)	14.9%	13.7%
Pre-tax return on average shareholders’ equity	22.0%	19.0%
Pre-tax return on average active equity	22.1%	18.6%
Book value per basic share outstanding[1]	€65.04	€53.44
Cost/income ratio[2]	70.1%	69.3%
Compensation ratio[3]	40.9%	40.3%
Noncompensation ratio[4]	29.2%	29.0%

	in € m.	in € m.
Total net revenues	16,154	15,181
Provision for credit losses	506	1,526
Total noninterest expenses	11,331	10,524
Income before income taxes	4,317	3,131
Net income	2,943	2,255

	Jun 30, 2010	Dec 31, 2009
	in € bn.	in € bn.
Total assets	1,926	1,501
Shareholders’ equity	41.5	36.6
Tier 1 capital ratio[5]	11.3%	12.6%

	Number	Number
Branches	1,995	1,964
thereof in Germany	983	961
Employees (full-time equivalent)	81,929	77,053
thereof in Germany	30,479	27,321

The reconciliation of average active equity and related ratios is provided on page 81 of this report.

1	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

3	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

4	Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

5	The Tier 1 capital ratio relates Tier 1 capital to risk weighted assets for credit, market and operational risk. The Tier 1 capital excludes transitional items pursuant to section 64h (3) German Banking Act.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report     Financial and Operating Review
Management Report
Financial and Operating Review
Economic Environment
Financial markets endured bouts of significant volatility in the second quarter 2010 as market concerns over the solvency of some eurozone sovereigns escalated. This ultimately led to the announcement of an extensive support package by the European Union and the International Monetary Fund. While these measures helped to stabilize conditions in key markets, pressures have not yet fully subsided. Rising risk aversion led to a flight from equities and widening credit spreads while gold and benchmark government bond markets rallied strongly due to demand for safe havens. Financial markets also saw sharp falls in activity in certain segments, most prominently in global debt issuance. Concerns over banks’ exposures to sovereign risk pushed European interbank lending rates to their highest level since last autumn (but well below the peaks seen at the height of the worldwide financial crisis) and the European Central Bank responded to rising tensions in financial markets by intervening in selected eurozone government debt markets.
Regulatory reform of the banking sector added a further source of uncertainty, with fears that reforms could have a significant impact on banks’ capital requirements, profitability and ultimately the lending capacity of the financial sector.
Despite the rising headwinds in financial markets and some evidence of waning growth dynamics, the global economic recovery remained on track in the second quarter 2010. The U.S. and emerging markets continued to rebound faster than the eurozone, where the sovereign crisis dampened economic growth. However, the German economy benefited from a strong cyclical recovery in export growth fuelled by the upswing in fast-growing world regions such as Asia. Economic indicators point to an acceleration of growth in Germany’s gross domestic product (“GDP”) in the second quarter 2010 and the labor market remained resilient with the unemployment rate near its pre-crisis lows.
Consolidated Results of Operations
The comparison between the periods in 2010 and the periods in 2009 is limited due to several factors. In 2009, mark-downs and impairment charges were more significant than in 2010, whereas the first half of 2010 included specific features which were not present in the prior year. Firstly, 2010 included the consolidation for the first time of both Sal. Oppenheim Group and parts of the commercial banking activities acquired from ABN AMRO in the Netherlands. This has increased our revenue and expense run rates, as well as our balance sheet and invested assets. Secondly, deferred compensation expenses are significantly higher in 2010. This includes the impact of the U.K. bank payroll tax related to these deferrals. Finally, a shift in foreign exchange rates, and in particular between the U.S. dollar and the euro, contributed significantly to an increase in our reported euro revenues and expenses, with less material impact on net income, as well as to an increase in our balance sheet and invested assets.

Management Report     Financial and Operating Review
2010 to 2009 Three Months Comparison
Net revenues for the quarter were € 7.2 billion, compared to net revenues of € 7.9 billion in the second quarter 2009. Included were charges of approximately € 270 million related to Ocala Funding LLC, a commercial paper vehicle, an impairment charge of € 124 million on The Cosmopolitan Resort and Casino property and net mark-downs of € 57 million. These negative effects were partly counterbalanced by a € 208 million gain representing provisional negative goodwill from the commercial banking activities acquired from ABN AMRO in the Netherlands. In addition, the bank recognized € 101 million of fair value gains from changes in the credit spread on certain of Deutsche Bank’s own debt on which the bank elected to use the fair value option, compared to € 176 million fair value losses on own debt in the prior year period.
In Corporate Banking & Securities (CB&S), net revenues were € 3.6 billion versus net revenues of € 4.6 billion in the second quarter 2009. In Sales & Trading (debt and other products) net revenues were € 2.1 billion versus € 2.3 billion in the second quarter 2009 and included the aforementioned charge related to Ocala Funding LLC of € 270 million. In addition, the reporting period included net mark-downs of € 64 million, mainly related to residential mortgage-backed securities, compared with € 108 million in the prior year period. Revenues in Credit and Emerging Markets were impacted by the European sovereign debt crisis and a reduction in investors’ appetite for risk. These factors were counterbalanced by a record second quarter result in Foreign Exchange and good performances in Money Markets, Rates and Commodities. For the first time ever, we were ranked number one in U.S. Fixed Income according to the industry benchmark client survey by Greenwich Associates for 2010. In Sales & Trading (equity), revenues were € 642 million compared to € 927 million in the second quarter 2009, due to difficult market conditions and substantially lower primary market activity. Equity trading revenues were solid, on the back of good secondary commissions and Prime Brokerage was voted number one Global Prime Broker by Global Custodian for the third consecutive year. Advisory revenues were € 124 million, up 72 % versus the prior year quarter, reflecting market share gains in mergers and acquisitions. Origination revenues were € 418 million versus € 652 million in the second quarter 2009. The reduction was primarily driven by the non-recurrence of mark-to-market gains in the leveraged finance business and significantly lower client activity due to the challenging market environment.
In Global Transaction Banking (GTB), net revenues were € 1.1 billion versus € 654 million in the second quarter 2009. The increase was primarily due to the first time consolidation of the business acquired from ABN AMRO. This led to additional net revenues of € 338 million (thereof € 208 million representing negative goodwill). Excluding the impact of the acquisition, the increase was driven by continuing strong performance in Trade Finance and Trust & Securities Services.

Management Report     Financial and Operating Review
In Asset and Wealth Management (AWM), net revenues were € 969 million, up 57 % versus the second quarter 2009. The improvement included € 148 million attributable to Sal. Oppenheim Group (including BHF) in PWM, which was consolidated for the first time in the previous quarter. In addition, the second quarter performance reflected higher commissions and fee income mainly due to improved asset valuations in Asset Management, and an increase in asset based fees and client demand in the Private Wealth Management business. The prior year quarter was adversely impacted by impairment charges of € 110 million related to RREEF investments.
In Private & Business Clients (PBC), net revenues were € 1.4 billion, slightly better than in the second quarter 2009. Positive margin development led to record quarterly results in deposits. Higher revenues were also recorded in all remaining product categories with the exception of other products, where revenues were lower due to the expected normalization of results from asset and liability management activities.
In Corporate Investments (CI), net revenues were € 44 million versus € 660 million in the second quarter 2009. The current quarter included € 116 million related to Deutsche Postbank and € 39 million arising from the sale of investments, partly offset by an impairment charge of € 124 million on The Cosmopolitan Resort and Casino property. In the second quarter 2009, net revenues included € 519 million related to Deutsche Postbank and € 132 million from the sale of industrial holdings as well as gains from our option on Hua Xia Bank.
Provision for credit losses was € 243 million versus € 1.0 billion in the second quarter 2009. CIB recorded a net charge of € 77 million versus € 779 million in the second quarter 2009. The significant decrease in CIB was attributable to a number of events occurring in the previous year quarter that were not repeated in the current quarter. The prior year quarter was impacted by € 508 million of provisions for assets reclassified in accordance with IAS 39, mainly related to two specific counterparties. In PCAM, provision for credit losses was € 175 million, down 21 % compared to the same quarter last year. This mainly reflects various measures taken on portfolio and country level which led to significant reductions in provision for credit losses throughout all major portfolios.
Noninterest expenses were € 5.4 billion in the quarter versus € 5.6 billion in the second quarter 2009. Compensation and benefits were € 3.0 billion, down 3 % versus the second quarter 2009. The non-recurrence of major severance costs was counterbalanced by higher amortization of bonuses deferred from previous years as well as increased compensation and benefits resulting from acquisitions. Increases in compensation and benefits of € 121 million and € 33 million were related to the consolidation of Sal. Oppenheim Group and the commercial banking activities acquired from ABN AMRO, respectively. In addition, the U.K. bank payroll tax attributable to the second quarter 2010 was € 56 million. General and administrative expenses were € 2.3 billion versus € 2.2 billion in the second quarter 2009. The increase was primarily attributable to the aforementioned acquisitions, related integration costs and foreign exchange movements, partly offset by the non-recurrence of a € 316 million charge from a legal settlement with Huntsman Corp. recorded in the second quarter 2009. Policyholder benefits and claims were € 2 million in the second quarter 2010, compared to € 126 million in the second quarter 2009.

Management Report     Financial and Operating Review
Income before income taxes was € 1.5 billion in the second quarter 2010, up 16 % from € 1.3 billion in the second quarter 2009. The cost income ratio was 75%, compared to 71 % in the same period last year.
Net income in the quarter was € 1.2 billion versus € 1.1 billion in the second quarter 2009. The tax expense of € 358 million recorded for the second quarter 2010, versus a tax expense of € 242 million in the second quarter 2009, benefited from tax exempt negative goodwill related to the business acquired from ABN AMRO and a favorable geographic mix of income. Diluted earnings per share were € 1.75 versus € 1.64 in the second quarter 2009.
2010 to 2009 Six Months Comparison
For the first six months of 2010, net revenues were € 16.2 billion, up 6 % versus € 15.2 billion for the first six months of 2009. Net revenues in the first six months of 2010 reflected net mark-downs of € 298 million and the aforementioned charge related to Ocala Funding LLC of approximately € 270 million, while net revenues in the prior year period reflected mark-downs and impairments of € 1.5 billion.
In CB&S, net revenues in Sales & Trading (debt and other products) were € 5.9 billion, a decrease of € 258 million, or 4%, compared to the first six months of 2009. The reduction reflects lower revenues in Foreign Exchange, Money Markets and Rates due to lower volatility and tighter bid-offer spreads compared to the first half of 2009. These were partially offset by strong Credit Trading revenues and the non-recurrence of losses from legacy positions, as well as lower mark-downs in the first half of 2010. In Sales & Trading (equity) revenues were € 1.6 billion, an increase of € 444 million, or 39%, versus the first six months of 2009. The increase in revenues compared to the first half 2009 reflected the non-recurrence of losses incurred in Equity Derivatives in the first quarter of the previous year. Prime Finance and Cash Equities showed a solid performance in an increasingly competitive environment. Revenues in Origination and Advisory were € 1.1 billion in the first six months of 2010, an increase of € 32 million compared to the first six months of 2009. In Advisory, revenues were € 256 million, up € 54 million from first half of 2009 reflecting increased market activity and market share. Debt Origination revenues increased by € 25 million, or 4%, reflecting gains in market share and rank. Equity Origination revenues decreased by € 47 million, or 16%, reflecting lower deal activity compared to the prior year period. Loan products revenues were € 863 million in the first six months of 2010, a decrease of € 267 million, or 24%, from the same period last year. The decrease was primarily due to mark-to-market losses on loans held at fair value. Net revenues from other products were € 135 million in the first six months, an improvement of € 770 million from the first half 2009. The prior year period included an impairment charge of € 500 million relating to The Cosmopolitan Resort and Casino property and private equity investment losses, both recorded in the first quarter 2009. On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from CB&S to the Group Division CI.

Management Report     Financial and Operating Review
GTB generated net revenues of € 1.7 billion in the first six months of 2010, an increase of € 386 million, or 29%, compared to the first six months 2009. GTB’s six months performance has been positively impacted by the first time consolidation of the business acquired from ABN AMRO. This led to additional net revenues of € 338 million, thereof € 208 million representing negative goodwill. Excluding the impact of the acquisition, the increase was driven by continuing growth in Trade Finance, as well as a strong performance in the Trust & Security Services business.
AWM reported net revenues of € 1.9 billion for the first half of 2010, a significant increase of € 738 million, or 65%, compared to the first half of 2009. Revenues in the first half of 2010 included € 291 million related to Sal. Oppenheim Group, which was consolidated for the first time in the first quarter 2010. Discretionary portfolio management/fund management revenues in AM were € 90 million higher, driven by improving market conditions and higher asset-based fees. Advisory/brokerage revenues increased by € 92 million compared to the first six months of 2009 due to increased transaction volumes. Revenues from other products were € 409 million higher in the first six months of 2010 compared to the prior year period, resulting from the inclusion of Sal. Oppenheim Group and the non-recurrence of prior year impairment charges of € 230 million related to RREEF investments.
In PBC, net revenues were € 2.9 billion, up € 61 million, or 2%, compared to the first half of 2009. Revenues from portfolio/fund management, credit products and deposit and payment services all increased. These revenue increases were partially offset by a decrease in revenues from other products, reflecting results in PBC’s asset and liability management function and a gain on the disposal of an available for sale security in the prior year period.
Net revenues in CI were € 196 million in the first six months 2010 and included € 263 million related to Deutsche Postbank and € 39 million from the sale of investments, partly offset by an impairment charge of € 124 million on The Cosmopolitan Resort and Casino property. In the first six months 2009, net revenues were € 813 million. These included € 821 million related to Deutsche Postbank, € 192 million from the sale of industrial holdings and mark-to-market gains from our option on Hua Xia Bank. These gains in 2009 were partly offset by impairment charges of € 302 million on our industrial holdings.

Management Report     Financial and Operating Review
During the first half of 2010, provision for credit losses was € 506 million, versus € 1.5 billion in the same period last year. Provision for credit losses in the current period included € 154 million related to assets reclassified in accordance with IAS 39, compared to € 726 million in the prior year period. In CIB, provision for credit losses was € 167 million, versus € 1.1 billion in the first half of 2009. This decrease was driven primarily by lower charges taken in respect of assets reclassified in accordance with IAS 39 as well as a slightly stronger credit environment. In PCAM, provision for credit losses was € 349 million, versus € 391 million in the first six months of 2009, predominantly reflecting lower provisions in PBC.
Noninterest expenses for the first six months of 2010 were € 11.3 billion, up 8 % versus € 10.5 billion for the first six months of 2009. Compensation and benefits of € 6.6 billion were up 8%. This development was primarily driven by increased compensation deferred from previous years and includes accelerated amortization of deferred compensation for employees eligible for career retirement as well as the U.K. bank payroll tax of € 176 million. The inclusion of Sal. Oppenheim Group and the commercial banking activities from ABN AMRO increased compensation by € 209 million and € 34 million, respectively. The ratio of compensation and benefits to revenues was 41 % for the first six months of 2010, versus 40 % in the prior year period. General and administrative expenses for the first six months were € 4.6 billion, up 9 % versus the first half of 2009. This increase reflected higher IT and professional services costs, foreign exchange movements, the aforementioned acquisitions and related integration costs. Other noncompensation expenses in the reporting period included an impairment charge of € 29 million on intangible assets and € 140 million policyholder benefits and claims.
Income before income taxes for the first six months of 2010 was € 4.3 billion, versus € 3.1 billion for the first six months of 2009. Pre-tax return on average active equity was 22%, versus 19 % in the prior year period. Per our target definition, pre-tax return on average active equity was 21%, versus 20 % in the prior year period.
Net income for the first six months of 2010 was € 2.9 billion, versus € 2.3 billion for the first six months of 2009. The tax expense of € 1.4 billion recorded for the first half of 2010, versus a tax expense of € 876 million in the first half of 2009, benefited from the tax exempt negative goodwill related to the business acquired from ABN AMRO, partly offset by the non-tax deductible bank payroll tax in the U.K. Diluted earnings per share were € 4.35, versus € 3.53 in the prior year period.

Management Report     Financial and Operating Review
Segment Results of Operations
During the first half 2010 product revenue categories were reviewed. As a result, certain product revenues in CIB have been reclassified as described in more detail in the section “Basis of Preparation” on page 51. In PCAM, product revenue categories were reviewed and revised. These changes are described in more detail in the section “Segment Information” on page 56.
Corporate and Investment Bank Group Division (CIB)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	4,703	5,299	(11)	11,331	10,224	11
Provision for credit losses	77	779	(90)	167	1,136	(85)
Noninterest expenses	3,362	3,525	(5)	7,178	6,547	10
Noncontrolling interests	7	(14)	N/M	21	(13)	N/M

Income before income taxes	1,257	1,010	24	3,965	2,555	55

N/M — Not meaningful
Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	3,633	4,646	(22)	9,625	8,904	8
Provision for credit losses	46	771	(94)	139	1,127	(88)
Noninterest expenses	2,801	3,066	(9)	6,097	5,650	8
Noncontrolling interests	7	(14)	N/M	21	(13)	N/M

Income before income taxes	779	823	(5)	3,368	2,141	57

N/M — Not meaningful
2010 to 2009 Three Months Comparison
Sales & Trading (debt and other products) net revenues were € 2.1 billion in the second quarter, a decrease of € 190 million, or 8%, compared to the second quarter 2009. Mark-downs were € 64 million in the second quarter, which mainly related to residential mortgage-backed securities, versus € 108 million in the prior year period. We recorded additional charges of approximately € 270 million related to Ocala Funding LLC, a commercial paper vehicle, in the second quarter. Despite challenging market conditions, revenues were a record for a second quarter in Foreign Exchange, and there were good results in Money Markets, Rates and Commodities. This performance was offset by lower revenues in Credit and Emerging Markets as the European sovereign debt crisis resulted in a reduction in investors’ appetite for risk. During July, we received a number of prestigious awards from Euromoney, including Best Investment Bank, Best Credit Derivatives House, Best at Risk Management in Europe and Best Debt House in Germany. For the first time ever, we were ranked number one in U.S. Fixed Income according to the industry benchmark client survey by Greenwich Associates for 2010, with a market share of 12.8%, up from 10.7 % in 2009.

Management Report     Financial and Operating Review
Sales & Trading (equity) generated revenues of € 642 million, a decrease of € 285 million, or 31%, compared to the second quarter 2009. The decrease in revenues was due to more difficult market conditions and substantially lower primary market activity. Equity Trading revenues were solid and reflected good secondary market commissions. After the successful recalibration of the business, there were no losses in Equity Derivatives despite a challenging volatility and correlation environment. Although Prime Finance was impacted by spread compression during the quarter, client financing revenues remained stable and balances increased. We were voted number one Prime Broker in Global Custodian’s benchmark client survey for the third consecutive year. Equity Proprietary Trading revenues were broadly flat in the quarter and reflected historically low levels of risk taking.
Origination and Advisory generated revenues of € 543 million in the second quarter 2010, a decrease of € 182 million compared to the second quarter 2009. Debt Origination revenues decreased by € 161 million, or 36%, driven by the non-recurrence of mark-to-market gains in the leveraged finance business. In Investment Grade we gained market share and retained a top five position despite reductions in market fee pool. Equity Origination revenues decreased by € 73 million, or 35%, impacted by the lowest second quarter fee pool since 2005. However, we grew market share and improved our rank to fifth globally and number one in EMEA. In Advisory, revenues were € 124 million, up € 52 million from the second quarter 2009. The M&A business gained market share and improved its ranking to sixth globally. (Source for all rankings: Dealogic, Thomson Reuters)
Loan products revenues were € 350 million in the second quarter 2010, a decrease of € 190 million, or 35%, from the same period last year. The decrease was primarily due to net mark-to-market losses on loans held at fair value.
Other products revenues were negative € 35 million in the second quarter, a decrease of € 164 million from the prior year quarter. The decrease was due to mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of € 46 million in the second quarter 2010, compared to a net charge of € 771 million in the prior year quarter. The significant decrease was attributable to a number of events occurring in the previous year quarter that were not repeated in the current quarter, in particular € 508 million related to IAS 39 reclassifications, mainly from provisions taken against two specific counterparties.

Management Report     Financial and Operating Review
Noninterest expenses were € 2.8 billion in the second quarter 2010, a decrease of € 265 million, or 9%, compared to the second quarter 2009. The development was primarily driven by lower performance-related compensation expenses in the quarter and the aforementioned effects from Abbey Life.
Income before income taxes was € 779 million in the second quarter 2010, compared to € 823 million in the prior year quarter.
2010 to 2009 Six Months Comparison
In the first six months, Sales & Trading (debt and other products) revenues were € 5.9 billion, a decrease of € 258 million, or 4%, compared to the first six months of 2009. The solid performance reflects a good diversification across businesses. The reduction was driven by lower revenues in Foreign Exchange, Money Markets and Rates due to lower volatility and tighter bid-offer spreads compared to the first half of 2009. These were partially offset by strong Credit Trading revenues and the non-recurrence of losses from legacy positions and lower mark-downs in the first half of 2010. In addition, Emerging Markets and Commodities had a solid performance.
In the first six months of 2010, Sales & Trading (equity) generated revenues of € 1.6 billion, an increase of € 444 million, or 39%, versus the first six months of 2009. The increase in revenues compared to the first half 2009 reflects the non-recurrence of losses incurred in Equity Derivatives in the first quarter of the prior year. Prime Finance and Cash Equities showed a solid performance in an increasingly competitive environment.
Origination and Advisory generated revenues of € 1.1 billion in the first six months 2010, an increase of € 32 million compared to the first six months of 2009. In Advisory, revenues were € 256 million, up € 54 million from the first half of 2009. The Advisory business increased its market share and rank to fourth globally. In the Americas it tripled market share and achieved a ranking of fifth, a movement of seven positions over the prior year period. Debt Origination revenues increased by € 25 million, or 4%. Investment Grade debt maintained its third position in ranking by volume in All International Bonds. High Yield/Leveraged Loans saw record global corporate high yield new issue volumes, and attained number one rank in EMEA. Equity Origination revenues decreased by € 47 million, or 16%, reflecting lower deal activity over the prior year period. However, it managed to increase its rank to number one in EMEA and number five both globally and in the U.S. (Source for all rankings: Dealogic, Thomson Reuters)
Loan products revenues were € 863 million in the first six months of 2010, a decrease of € 267 million, or 24%, from the same period last year. The decrease was primarily due to net mark-to-market losses on loans held at fair value.

Management Report     Financial and Operating Review
Other products revenues were € 135 million in the first six months, an increase of € 770 million from the first half 2009. The increase was due to the non-recurrence of an impairment charge of € 500 million relating to The Cosmopolitan Resort and Casino property and private equity investment losses recorded in the first quarter 2009.
In provision for credit losses, CB&S recorded a net charge of € 139 million in the first six months of 2010, compared to a net charge of € 1.1 billion in the prior year period. The significant decrease was mainly attributable to a number of events occurring in the previous half year that were not repeated in the current half year, in particular € 726 million provisions for assets reclassified in accordance with IAS 39, mainly related to two specific counterparties.
Noninterest expenses were € 6.1 billion in the first six months of 2010, an increase of € 447 million, or 8%, compared to the first six months of 2009. The development was primarily driven by increased amortization of deferred compensation expenses in the first quarter, which includes accelerated amortization of deferred compensation for employees eligible for career retirement and the U.K. bank payroll tax.
Income before income taxes was € 3.4 billion in the first six months 2010, compared to € 2.1 billion in the prior year first six months.

Management Report Financial and Operating Review
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from financial assets at fair value through profit or loss and the available for sale classifications into the loans classification.
The tables below show the net contribution of the reclassification accounting for CB&S. In the first half 2010 the reclassifications resulted in a € 488 million gain foregone to the income statement and a € 195 million gain foregone to net gains (losses) not recognized in the income statement. For the first half 2009, the reclassifications resulted in € 876 million gains to the income statement and € 48 million gains to net gains (losses) not recognized in the income statement. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures” on page 17.

				Three months ended		Six months ended
	Jun 30, 2010		Jun 30, 2010		Jun 30, 2010
	Carrying	Fair value	Impact on	Impact on net	Impact on	Impact on net
	value		income before	gains (losses) not	income before	gains (losses) not
			income taxes	recognized in the	income taxes	recognized in the
				income statement		income statement
	in € bn.	in € bn.	in € m.	in € m.	in € m.	in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	18.4	16.3	(60)	—	(398)	—
Financial assets available for sale reclassified to loans	9.7	8.7	8	(70)	12	(195)
Origination and advisory
Trading assets reclassified to loans	5.8	5.5	(30)	—	(102)	—
Loan products
Financial assets available for sale reclassified to loans	—	—	—	—	—	—

Total	33.9	30.5	(82) [1]	(70)	(488) [1]	(195)

of which related to reclassifications made in 2008	31.3	28.0	(134)	(70)	(491)	(195)
of which related to reclassifications made in 2009	2.6	2.5	52	—	3	—

1	In addition to the impact in CB&S, income before income taxes in PBC decreased by € 1 million for the three and six months ended June 30, 2010.

Management Report Financial and Operating Review

				Three months ended			Six months ended
	Jun 30, 2009		Jun 30, 2009		Jun 30, 2009
	Carrying	Fair value	Impact on	Impact on net	Impact on		Impact on net
	value		income before	gains (losses) not	income before		gains (losses) not
			income taxes	recognized in the	income taxes		recognized in the
				income statement			income statement
	in € bn.	in € bn.	in € m.	in € m.	in € m.		in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	18.8	16.1	(132)	—	760		—
Financial assets available for sale reclassified to loans	10.2	8.2	(19)	(357)	27		162
Origination and advisory
Trading assets reclassified to loans	6.7	5.5	(55)	—	66		—
Loan products
Financial assets available for sale reclassified to loans	0.1	0.1	(83)	—	23		(114)[1]

Total	35.8	29.9	(289) [2]	(357)	876	[2]	48

of which related to reclassifications made in 2008	32.8	27.2	(429)	(357)	573		48
of which related to reclassifications made in 2009	3.0	2.7	140	—	303		—

1	The negative amount shown as the six months movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the first quarter 2009. If the financial instrument had not been reclassified, the decrease in fair value since reclassification that would have been recorded in gains (losses) not recognized in the income statement would have been recognized through the income statement. The income statement difference is due to differences between the impairment models for available for sale instruments compared to loans and receivables.

2	In addition to the impact in CB&S, income before income taxes in PBC increased by € 2 million and € 1 million for the three and six months ended June 30, 2009, respectively.
During the first half 2010 reclassified assets with a carrying value of € 1.3 billion were sold by the Group. The sales resulted in no net gain or loss. Sales were made due to circumstances that were unforeseeable at the time of reclassification.

Management Report Financial and Operating Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.

Mortgage related exposure in our CDO trading and origination,
U.S. and European residential mortgage businesses[1,2]
in € m.	Jun 30, 2010	Mar 31, 2010
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure — Trading[3]	108	286
CDO subprime exposure — Available for sale	45	32
CDO Alt-A exposure — Trading	38	24
Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[4,5]	219	457	[6]
European residential mortgage business exposure[7]	185	172

1	Disclosure above relates to key credit market positions exposed to fair value movements through the income statement.

2	Exposure is net of hedges and other protection purchased. Exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of June 30, 2010 of € 2.0 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 399 million, CDO subprime exposure — Trading € 480 million) and as of March 31, 2010 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 374 million, CDO subprime exposure — Trading € 449 million).

3	Classified as subprime if 50 % or more of the underlying collateral are home equity loans.

4	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower repayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

5	Thereof € (148) million Alt-A, € (36) million Subprime, € 14 million Other and € 388 million Trading-related net positions as of June 30, 2010 and € (6) million Alt-A, € (46) million Subprime, € 201 million Other and € 308 million Trading-related net positions as of March 31, 2010.

6	The reserves included in the ‘Other U.S residential mortgage business’ disclosure have been revised to factor in an updated calculation of credit risk and is intended to better reflect fair value. We have revised the exposure as of March 31, 2010, which results in a reduction in the net exposure of € 375 million to € 457 million. As of June 30, 2010, the exposure was also calculated on this basis.

7	Thereof U.K. € 150 million, Italy € 27 million and Germany € 8 million as of June 30, 2010 and U.K. € 138 million, Italy € 26 million and Germany € 8 million as of March 31, 2010.

Commercial Real Estate whole loans[1]
in € m.	Jun 30, 2010	Mar 31, 2010
Loans held on a fair value basis, net of risk reduction[2]	1,750	1,581
Loans reclassified in accordance with the amendments to IAS 39[3]	5,320	5,184
Loans related to asset sales[4]	2,423	2,205

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.0 billion as of June 30, 2010 and € 1.0 billion as of March 31, 2010.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 30 for more information.

Leveraged Finance[1]
in € m.	Jun 30, 2010	Mar 31, 2010
Loans held on a fair value basis	1,969	909
thereof: loans entered into since January 1, 2008	1,942	876
Loans reclassified in accordance with the amendments to IAS 39[2]	5,776	5,808
Loans related to asset sales[3]	6,624	6,072

1	Includes unfunded commitments and excludes loans transacted before January 1, 2007 which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 30 for more information.

Management Report Financial and Operating Review

Monoline exposure related to	Jun 30, 2010				Mar 31, 2010
U.S. residential mortgages[1,2]	Notional	Fair value	CVA[3]	Fair value	Notional	Fair value	CVA[3]	Fair value
	amount	prior to		after CVA[3]	amount	prior to		after CVA[3]
in € m.		CVA[3]				CVA[3]
AA Monolines[4]:
Other subprime	151	68	(6)	62	143	61	(6)	55
Alt-A	4,661	2,158	(432)	1,726	4,433	1,840	(368)	1,472

Total AA Monolines	4,812	2,226	(438)	1,788	4,576	1,901	(374)	1,527

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 73 million as of June 30, 2010 and € 93 million as of March 31, 2010, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2010 and March 31, 2010.

Other Monoline exposure[1,2]	Jun 30, 2010				Mar 31, 2010
	Notional	Fair value	CVA[3]	Fair value	Notional	Fair value	CVA[3]	Fair value
	amount	prior to		after CVA[3]	amount	prior to		after CVA[3]
in € m.		CVA[3]				CVA[3]
AA Monolines[4]:
TPS-CLO	3,304	921	(84)	837	2,724	838	(77)	761
CMBS	1,176	51	(5)	46	1,064	57	(5)	52
Corporate single name/ Corporate CDO	698	1	—	1	1,944	1	—	1
Student loans	320	34	(3)	31	290	33	(3)	30
Other	1,102	280	(26)	254	942	261	(24)	237

Total AA Monolines	6,600	1,287	(118)	1,169	6,963	1,189	(109)	1,080

Non Investment Grade Monolines[4]:
TPS-CLO	1,000	264	(97)	167	919	251	(91)	160
CMBS	6,395	714	(327)	387	5,522	790	(346)	444
Corporate single name/ Corporate CDO	2,512	15	(7)	8	2,306	21	(10)	11
Student loans	1,430	760	(425)	334	1,294	649	(370)	279
Other	1,960	323	(133)	190	1,800	271	(96)	175

Total Non Investment Grade Monolines	13,297	2,076	(990)	1,086	11,841	1,982	(913)	1,069

Total	19,896	3,363	(1,108)	2,255	18,803	3,171	(1,022)	2,149

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 55 million as of June 30, 2010 and € 54 million as of March 31, 2010, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2010 and March 31, 2010.

Management Report Financial and Operating Review
The following table shows the roll-forward of credit valuation adjustment held against monoline insurers from March 31, 2010 to June 30, 2010.

Credit valuation adjustment	Three months ended
in € m.	Jun 30, 2010
Balance, beginning of period	1,396

Increase	149	[1]

Balance, end of period	1,545

1	The increase is mainly due to exchange rate movements.
Global Transaction Banking Corporate Division (GTB)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	1,070	654	64	1,706	1,320	29
Provision for credit losses	32	8	N/M	28	9	N/M
Noninterest expenses	560	459	22	1,081	897	20
Noncontrolling interests	—	—	N/M	—	—	N/M

Income before income taxes	478	187	155	597	414	44

N/M — Not meaningful
2010 to 2009 Three Months Comparison
GTB’s second quarter performance was positively impacted by the first time consolidation of the commercial banking activities acquired from ABN AMRO in the Netherlands. This led to additional net revenues of € 338 million, including a € 208 million gain representing provisional negative goodwill, provision for credit losses of € 19 million as well as € 104 million noninterest expenses including integration costs.
GTB’s net revenues were € 1.1 billion in the second quarter 2010, an increase of € 416 million, or 64%, compared to the second quarter 2009. Excluding the impact of the aforementioned acquisition, the increase was predominantly attributable to continuing growth in Trade Finance, driven by increased demand for financing products in Germany and Asia Pacific. Trust & Securities Services generated strong fee growth, primarily in the custody business, offsetting the impact of the continuing low interest rate environment, which also impacted Cash Management adversely.
In provision for credit losses, GTB recorded a net charge of € 32 million. The increase of € 24 million compared to the second quarter 2009 included € 19 million in relation to the aforementioned commercial banking activities acquired from ABN AMRO in the second quarter 2010.

Management Report Financial and Operating Review
Noninterest expenses were € 560 million in the second quarter 2010, up € 102 million, or 22%, compared to the second quarter 2009. The increase was mainly driven by integration costs and the first time consolidation of the business acquired from ABN AMRO, while other noninterest expenses remained almost flat.
Income before income taxes was € 478 million for the quarter, an increase of € 291 million, or 155%, compared to the prior year quarter.
2010 to 2009 Six Months Comparison
GTB’s six months’ performance was also positively impacted by the aforementioned first time consolidation of the commercial banking activities acquired from ABN AMRO in the Netherlands.
GTB generated net revenues of € 1.7 billion in the first six months of 2010, an increase of € 386 million, or 29%, compared to the first six months 2009. Excluding the impact of the aforementioned acquisition, the improvement was predominantly attributable to continuing growth in Trade Finance, driven by increased demand for more complex financing products in Germany, Asia Pacific and Americas. Trust & Securities Services generated strong fee growth, primarily in the custody business, offsetting the impact of the continuing low interest rate environment, which also impacted Cash Management adversely.
In provision for credit losses, GTB recorded a net charge of € 28 million. The increase of € 19 million compared to the first six months of 2009 related primarily to the business acquired from ABN AMRO in the second quarter 2010.
Noninterest expenses were € 1.1 billion in the first six months of 2010, up € 184 million, or 20%, compared to the first six months of 2009. The increase was mainly driven by integration costs and the first time consolidation of the aforementioned acquisition and an impairment of intangible assets relating to the client portfolio of an acquired domestic custody services business. In addition, higher performance-related and regulatory costs contributed to this increase.
Income before income taxes was € 597 million for the first six months, an increase of € 183 million, or 44%, compared to the prior year period.

Management Report Financial and Operating Review
Private Clients and Asset Management Group Division (PCAM)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	2,414	2,031	19	4,726	3,927	20
Provision for credit losses	175	221	(21)	349	391	(11)
Noninterest expenses	1,961	1,841	7	3,896	3,538	10
Noncontrolling interests	(0)	(1)	(96)	1	(5)	N/M

Income (loss) before income taxes	278	(30)	N/M	480	3	N/M

N/M — Not meaningful
Asset and Wealth Management Corporate Division (AWM)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	969	617	57	1,869	1,131	65
Provision for credit losses	4	4	(2)	8	9	(7)
Noninterest expenses	921	700	32	1,803	1,386	30
Noncontrolling interests	(0)	(1)	(91)	1	(5)	N/M

Income (loss) before income taxes	45	(85)	N/M	57	(258)	N/M

N/M — Not meaningful
2010 to 2009 Three Months Comparison
AWM reported net revenues of € 969 million in the second quarter 2010, an increase of € 352 million, or 57%, compared to the same period in 2009. Revenues in the second quarter 2010 included € 148 million related to Sal. Oppenheim Group (including BHF Bank), which was consolidated for the first time in the first quarter 2010. Discretionary portfolio management/fund management revenues in Asset Management (AM) increased by € 39 million, or 10%, and in Private Wealth Management (PWM) by € 62 million, or 92%. Revenues were positively impacted by favorable market conditions, the impact of higher asset valuations on asset based fees and the weakening of the euro. Advisory/Brokerage revenues of € 226 million improved by € 57 million, or 34%, mainly reflecting increased client activity. Revenues from credit products were € 99 million, up € 39 million, or 66%, primarily due to higher loan volumes, improved margins and a positive impact from the weakening of the euro. Deposits and payment services revenues of € 30 million decreased by € 23 million, or 44%, driven by significant lower deposit margins. Revenues from other products were € 62 million compared to negative € 116 million in the same period last year. Revenues in the second quarter 2010 benefited from the consolidation of Sal. Oppenheim Group, whereas revenues in the second quarter 2009 included impairment charges of € 110 million related to RREEF investments in AM.

Management Report Financial and Operating Review
Noninterest expenses were € 921 million in the second quarter 2010, up by € 221 million, or 32%, compared to the second quarter 2009. The increase included € 235 million related to Sal. Oppenheim Group, partly offset by lower expenses resulting from headcount reductions in AM.
AWM recorded income before income taxes of € 45 million compared to a loss before income taxes of € 85 million in the second quarter last year.
Invested assets in AWM increased by € 17 billion to € 870 billion in the second quarter of 2010. The weakening of the euro accounted for € 38 billion of the increase, which was partly offset by € 9 billion from market depreciation. Outflows were € 12 billion in AM, primarily in money market products in the U.S. in line with industry development, and € 3 billion in PWM.
2010 to 2009 Six Months Comparison
AWM reported net revenues of € 1.9 billion for the first half of 2010, a significant increase of € 738 million, or 65%, compared to the first half of 2009. Revenues in the first half of 2010 included € 291 million related to Sal. Oppenheim Group, which was consolidated for the first time in the first quarter 2010. Discretionary portfolio management/fund management revenues were up € 90 million, or 12%, in AM and € 113 million, or 87%, in PWM. Both increases reflected improved market conditions and higher asset based fees. Advisory/ Brokerage revenues of € 431 million increased by € 92 million, or 27%, compared to the first six months of 2009. This development was primarily driven by higher transaction volumes. Credit products revenues were up € 61 million, or 53%, largely due to higher loan volumes and margins, supported by a positive impact from the strengthening of the U.S. dollar. Deposits and payment services revenues of € 63 million decreased by € 26 million, or 29%, mainly due to tighter deposit margins resulting from lower levels of interest rates. Revenues from other products were € 142 million in the first six months of 2010 compared to negative € 267 million in the same period of the previous year. Revenues in the first half of 2010 benefited from the consolidation of Sal. Oppenheim Group, whereas revenues in the first half of 2009 included impairment charges of € 230 million related to RREEF investments in AM.
Noninterest expenses in the first half of 2010 were € 1.8 billion, an increase of € 417 million, or 30%. This development included € 420 million related to the consolidation of Sal. Oppenheim Group in PWM. In AM, compensation and benefits were down by € 13 million, or 4%, mainly due to lower severance payments compared to the prior year.
In the first six months of 2010, AWM recorded income before income taxes of € 57 million, including a loss before income taxes of € 135 million related to the consolidation of Sal. Oppenheim Group, compared to a loss before income taxes in AWM of € 258 million in the first half of 2009.

Management Report Financial and Operating Review
Invested assets in AWM increased € 185 billion to € 870 billion in the first half of 2010. In PWM, invested assets increased by € 130 billion to € 319 billion. This development included € 112 billion related to the acquisition of Sal. Oppenheim Group and net new assets of € 2 billion. In AM, invested assets increased by € 55 billion to € 551 billion, including € 41 billion from the weakening of the euro and € 14 billion related the acquisition of Sal. Oppenheim Group.
Private & Business Clients Corporate Division (PBC)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	1,444	1,414	2	2,857	2,795	2
Provision for credit losses	171	217	(21)	340	382	(11)
Noninterest expenses	1,040	1,141	(9)	2,093	2,152	(3)
Noncontrolling interests	0	0	175	0	0	N/M

Income before income taxes	233	55	N/M	423	262	61

N/M — Not meaningful
2010 to 2009 Three Months Comparison
Net revenues in the second quarter 2010 were € 1.4 billion, up € 30 million, or 2%, compared to the second quarter 2009. Credit products revenues increased € 24 million, or 4%, compared to the second quarter 2009, driven by improved revenues from higher mortgage volumes, partly offset by lower sales of credit related insurance products. Revenues from deposits and payment services were a record for a quarter and increased by € 27 million, or 6%, compared to the second quarter 2009, driven by increased deposit margins. Advisory/brokerage revenues were up by € 6 million, or 3%, mainly due to higher sales of pension related insurance products. Revenues from discretionary portfolio management/fund management increased by € 12 million, or 17%, benefiting from more stable revenue flows. Revenues from other products decreased by € 39 million, or 33%, compared to the same period last year. This development was mainly driven by the expected normalization of results from PBC’s asset and liability management function, partly offset by dividend income related to the investment in Hua Xia Bank Co. Ltd.
Provision for credit losses was € 171 million in the second quarter 2010, down € 47 million, or 21%, compared to the same quarter last year. Measures taken on portfolio and country level led to significant reductions in provision for credit losses throughout all major portfolios, partially offset by increases in our Consumer Finance Business in Poland.
Noninterest expenses were € 1.0 billion in the second quarter 2010, a decrease of € 101 million, or 9%, compared to the second quarter 2009. The prior year quarter included severance payments of € 150 million resulting from measures to improve platform efficiency. The decrease was partly offset by expenses for strategic projects in the second quarter 2010.

Management Report Financial and Operating Review
Income before income taxes was € 233 million in the quarter, an increase of € 178 million compared to the second quarter 2009.
Invested assets were € 192 billion as of June 30, 2010, down by € 5 billion compared to March 31, 2010, reflecting € 3 billion related to market depreciation and € 2 billion of outflows.
PBC’s total number of clients was 14.5 million, an increase of net 18,000 during the second quarter 2010.
2010 to 2009 Six Months Comparison
Net revenues in the first half of 2010 were € 2.9 billion, up € 61 million, or 2%, compared to the first half of 2009. Credit products revenues increased € 33 million, or 3%, compared to the first six months of 2009, driven by higher revenues related to mortgages, partly offset by lower sales of credit related insurance products. Deposits and payment services increased by € 67 million, or 8%, driven by the widening of deposit margins. Advisory/brokerage revenues decreased slightly by € 5 million, or 1%, mainly due to lower sales of closed-end funds. This decline was more than offset by an increase of € 63 million, or 57%, in revenues from discretionary portfolio management/fund management, benefiting from more stable revenue flows. Revenues from other products decreased by € 98 million, or 38%, compared to the same period last year. This development was mainly driven by the expected normalization of results from PBC’s asset and liability management function and a gain on the disposal of an available for sale security position in the prior year period.
Provision for credit losses was € 340 million in the first half of 2010, down € 41 million, or 11%, compared to the first half year 2009. Measures taken on portfolio and country level led to a significant reduction of net credit costs in Spain and India, partially offset by increases in our Consumer Finance business in Poland. Revised parameter and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.
Noninterest expenses were € 2.1 billion in the first six months of 2010, a decrease of € 58 million, or 3%, compared to the first six months of 2009. The first half 2009 included severance payments resulting from measures to improve platform efficiency. Noninterest expenses in the first six months of 2010 included expenses of € 18 million for strategic projects.

Management Report Financial and Operating Review
Income before income taxes was € 423 million in the first six months of 2010, an increase of € 161 million, or 61%, compared to the first half year of 2009.
Invested assets were € 192 billion as of June 30, 2010, down by € 2 billion compared to December 31, 2009, with € 2 billion outflows, mainly related to maturities of time deposits, and € 1 billion due to market depreciation.
During the first six months of 2010, PBC’s total number of clients decreased by net 65,000, in particular related to the aforementioned maturities in time deposits.
Corporate Investments Group Division (CI)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	44	660	(93)	196	813	(76)
Provision for credit losses	(8)	(0)	N/M	(10)	(0)	N/M
Noninterest expenses	117	284	(59)	223	373	(40)
Noncontrolling interests	(1)	(1)	(28)	(1)	(1)	30

Income (loss) before income taxes	(64)	377	N/M	(16)	441	N/M

N/M — Not meaningful
2010 to 2009 Three Months Comparison
Net revenues were € 44 million in the second quarter 2010 and included € 116 million related to Deutsche Postbank AG and € 39 million from the sale of investments, partly offset by an impairment charge of € 124 million on The Cosmopolitan Resort and Casino property. In the second quarter 2009, net revenues were € 660 million. These included € 519 million related to Deutsche Postbank AG and € 132 million from the sale of industrial holdings as well as gains from our option to increase our share in Hua Xia Bank Co. Ltd.
Noninterest expenses were € 117 million in the second quarter 2010, a decrease of € 167 million compared to the second quarter 2009, which included a goodwill impairment charge of € 151 million on our investment in Maher Terminals LLC in the second quarter 2009.
Loss before income taxes was € 64 million in the second quarter 2010, compared to income before income taxes of € 377 million in the same period of the prior year.

Management Report     Financial and Operating Review
2010 to 2009 Six Months Comparison
 Net revenues were € 196 million in the first six months of 2010 and included € 263 million related to Deutsche Postbank AG and € 39 million from the sale of investments, partly offset by the aforementioned impairment charge on The Cosmopolitan Resort and Casino property. In the first six months 2009, net revenues were € 813 million. These included € 821 million related to Deutsche Postbank AG, € 192 million from the sale of industrial holdings and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd., partly offset by impairment charges of € 302 million on our industrial holdings.
Noninterest expenses were € 223 million in the first six months 2010, a decrease of € 150 million compared to the first six months 2009, mainly related to the non-recurrence of the aforementioned goodwill impairment charge in the first half 2009.
Loss before income taxes was € 16 million in the first half of 2010, compared to income before income taxes of € 441 million in the first half of 2009.
Consolidation & Adjustments (C&A)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Net revenues	(6)	(50)	(88)	(99)	217	N/M
Provision for credit losses	0	(0)	N/M	(0)	(0)	N/M
Noninterest expenses	(52)	(25)	106	35	66	(47)
Noncontrolling interests	(6)	17	N/M	(21)	20	N/M

Income (loss) before income taxes	53	(41)	N/M	(112)	132	N/M

N/M — Not meaningful
2010 to 2009 Three Months Comparison
 Income before income taxes in C&A was € 53 million in the second quarter 2010, compared to a loss of € 41 million in the second quarter of the prior year. The improvement included a significant reduction of negative effects from different accounting methods used for management reporting and IFRS for economically hedged positions, mainly due to less volatile short-term interest rates in 2010 compared to 2009 in the euro and U.S. dollar markets. In addition, fair value gains on own debt due to changes in our credit spreads were recorded in the second quarter 2010, compared to losses in the prior year quarter. Partly offsetting was the non-recurrence of gains from derivative contracts used to hedge effects of share-based compensation plans on shareholders’ equity recorded in the second quarter 2009.
2010 to 2009 Six Months Comparison
 In the first half of 2010, loss before income taxes in C&A was € 112 million compared to an income of € 132 million in the first six months of 2009. This development was mainly due to the non-recurrence of the aforementioned gains from derivative contracts.

Management Report     Financial and Operating Review
Financial Position
The table below shows information on our financial position.

in € m.	Jun 30, 2010	Dec 31, 2009
Cash and due from banks	13,437	9,346
Interest-earning deposits with banks	66,410	47,233
Central bank funds sold, securities purchased under resale agreements and securities borrowed	58,789	50,329
Trading assets	272,874	234,910
Positive market values from derivative financial instruments	802,709	596,410
Financial assets designated at fair value through profit or loss[1]	165,830	134,000
Loans	288,141	258,105
Brokerage and securities related receivables	156,965	93,452
Remaining assets	100,500	76,879

Total assets	1,925,655	1,500,664

Deposits	411,985	344,220
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	41,215	51,059
Trading liabilities	72,016	64,501
Negative market values from derivative financial instruments	787,011	576,973
Financial liabilities designated at fair value through profit or loss[2]	124,529	73,522
Other short-term borrowings	55,654	42,897
Long-term debt	147,184	131,782
Brokerage and securities related payables	164,957	110,797
Remaining liabilities	78,533	66,944

Total liabilities	1,883,084	1,462,695

Total equity	42,571	37,969

1	Includes securities purchased under resale agreements designated at fair value through profit or loss of € 115,118 million and € 89,977 million and securities borrowed designated at fair value through profit or loss of € 25,067 million and € 19,987 million as of June 30, 2010 and December 31, 2009, respectively.

2	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 101,503 million and € 52,795 million as of June 30, 2010 and December 31, 2009, respectively.
Assets and Liabilities
As of June 30, 2010, total assets were € 1,926 billion. The increase of € 425 billion, or 28%, compared to December 31, 2009, was primarily driven by positive market values from derivative financial instruments, foreign exchange effects, brokerage and securities related receivables as well as the consolidation of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands. Total liabilities were up by € 420 billion to € 1,883 billion.
The shift in foreign exchange rates and in particular between the U.S. dollar and the euro contributed more than one third to the overall increase of our balance sheet during the first half year of 2010.
Positive and negative market values from derivative financial instruments were up by € 206 billion and € 210 billion, respectively, predominantly driven by decreasing longer term interest rates. Brokerage and securities related receivables and payables were up € 64 billion and € 54 billion, respectively, compared to December 31, 2009, as volumes increased from traditionally lower year end levels.

Management Report     Financial and Operating Review
Trading assets and trading liabilities were higher by € 38 billion and € 8 billion, respectively. Financial positions designated at fair value through profit or loss were up € 32 billion in assets and up € 51 billion in liabilities, both mainly from securities purchased under resale agreements and securities sold under repurchase agreements respectively.
Interest earning deposits with banks were up € 19 billion versus December 31, 2009. Loans increased € 30 billion to € 288 billion, partly due to foreign exchange effects as well as the above mentioned consolidations. Deposits were up € 68 billion, also driven by the consolidations as well as by an increase of deposits from banks in CB&S. Long-term debt was € 147 billion as of June 30, 2010, up € 15 billion compared to December 31, 2009.
Balance Sheet Management
We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function within Finance has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on U.S. GAAP pro-forma values as used in our leverage ratio target definition. As of June 30, 2010, we kept our leverage ratio according to our target definition at 23, unchanged to the year end 2009 level, and well below our leverage ratio target of 25, with the observed increase in our U.S. GAAP pro-forma assets being fully compensated by higher adjusted equity. The leverage ratio according to our target definition is calculated using adjusted total assets and total equity figures. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 45 at June 30, 2010, compared to 40 at the end of 2009, along with the increase in total assets under IFRS. For a tabular presentation of our leverage ratios and the adjustments taken for the U.S. GAAP pro-forma values please see chapter “Leverage Ratio (Target Definition)” in section “Other Information”.
Fair Value Hierarchy — Valuation Techniques with Unobservable Parameters
Financial instruments carried at fair value are categorized under the three levels of the IFRS fair value hierarchy depending upon whether their values were determined based upon quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) or valuation techniques with one or more significant unobservable parameters (“Level 3”). Level 3 assets include complex OTC derivatives, illiquid loans and certain structured bonds.

Management Report     Financial and Operating Review
Total Level 3 assets were € 58 billion as of June 30, 2010, which was equivalent to 5 % of total fair value assets (versus € 56 billion, or 5%, as of March 31, 2010). The increase in Level 3 assets of € 2 billion during the three months ended June 30, 2010 was mainly attributable to changes in the fair value of derivative instruments due to the widening of credit spreads and the foreign exchange effect of translating certain U.S. dollar denominated assets into euro at the reporting date.
Total Level 3 liabilities were € 20 billion as of June 30, 2010 which was equivalent to 2 % of total fair value liabilities (versus € 19 billion, or 2%, as of March 31, 2010).
Equity
As of June 30, 2010, total equity was € 42.6 billion, an increase of € 4.6 billion, or 12%, compared to € 38.0 billion as of December 31, 2009. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 2.9 billion and net gains not recognized in the income statement of € 2.6 billion, partly offset by cash dividends paid of € 465 million and a reduction in noncontrolling interests of € 289 million. The aforementioned net gains not recognized in the income statement were mainly due to positive effects from exchange rate changes of € 2.3 billion (especially in the U.S. dollar) and by net unrealized gains of € 251 million on financial assets available for sale.
Regulatory Capital
The Bank’s Tier 1 capital ratio was 11.3 % as of June 30, 2010, up from 11.2 % at the end of the first quarter 2010 and well above our published target of 10%. The consolidation of parts of ABN AMRO’s commercial banking activities in the Netherlands contributed € 8 billion to the quarter-on-quarter growth in risk-weighted assets and a reduction of € 0.2 billion in our Tier 1 capital, resulting in a 35 basis point reduction in the Tier 1 capital ratio. The core Tier 1 ratio, which excludes hybrid capital instruments, was 7.5 % as of June 30, 2010, unchanged from the end of the first quarter 2010. Tier 1 capital as of June 30, 2010 was € 34.3 billion, € 1.5 billion higher than at the end of the first quarter 2010, reflecting increases from foreign exchange effects of € 1.6 billion and capital formation through net income of € 1.2 billion. This development was partially offset by € 1.1 billion higher capital deductions, principally due to re-assessed securitization positions in the trading book. Risk-weighted assets were € 303 billion as of June 30, 2010, € 11 billion higher than at the end of the first quarter 2010. This increase primarily reflected the development of foreign exchange rates while higher risk-weighted assets following the aforementioned acquisition were offset by reductions in credit and market risk.

Management Report     Financial and Operating Review
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note [1] of our Financial Report 2009.
Total Assets in Consolidated SPEs
These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 17 of this Interim Report.

Jun 30, 2010	Asset type
	Financial	Financial	Loans	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:
Group sponsored ABCP conduits	—	309	15,640	—	32	15,981
Group sponsored securitizations	3,577	—	1,123	4	56	4,760
Third party sponsored securitizations	212	—	552	3	79	846
Repackaging and investment products	6,080	2,030	35	1,801	600	10,546
Mutual funds	5,799	56	—	651	635	7,141
Structured transactions	2,730	113	5,217	67	354	8,481
Operating entities	1,949	3,654	2,133	528	3,248	11,512
Other	308	207	633	60	444	1,652

Total	20,655	6,369	25,333	3,114	5,448	60,919

1	Fair value of derivative positions was € 240 million.

Management Report     Financial and Operating Review

Mar 31, 2010	Asset type
	Financial	Financial	Loans	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:
Group sponsored ABCP conduits	11	317	14,639	—	31	14,998
Group sponsored securitizations	3,537	—	1,180	4	58	4,779
Third party sponsored securitizations	200	—	504	4	76	784
Repackaging and investment products	6,205	2,071	36	877	615	9,804
Mutual funds	6,520	195	—	732	61	7,508
Structured transactions	2,588	104	5,213	56	497	8,458
Operating entities	1,650	3,429	2,000	515	2,861	10,455
Other	327	308	619	58	599	1,911

Total	21,038	6,424	24,191	2,246	4,798	58,697

1	Fair value of derivative positions was € 257 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 17.

Maximum unfunded exposure remaining
in € bn.	Jun 30, 2010	Mar 31, 2010
Category:
Group sponsored ABCP conduits	2.7	2.9
Third party ABCP conduits	2.7	2.5
Third party sponsored securitizations
U.S.[1]	4.5	3.5
non-U.S.	0.9	1.0
Guaranteed mutual funds	12.0	11.6
Real estate leasing funds	0.8	0.8

1	Increase mainly due to new liquidity facilities entered into during the quarter and the effect of foreign exchange translation.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management Report     Financial and Operating Review
Management Board
Anshuman Jain assumed Michael Cohrs’ responsibility for Global Banking on July 1, 2010, and has since been the sole Head of the Corporate and Investment Bank Group Division. Until he steps down from the Management Board on September 30, 2010, Michael Cohrs will continue to work in his capacity as Management Board member to ensure a smooth transition.
Significant Transactions
In the first half year of 2010, we completed the full acquisition of the Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands. In addition, we announced the signing of a binding agreement to increase our existing stake in Hua Xia Bank Co. Ltd., which, subject to regulatory approvals, will rise from 17.12 % to 19.99%.
These transactions affect our current and future results. For further detail, please refer to the section “Other Financial Information” of this Interim Report.

Management Report     Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework, which has remained principally unchanged, can be found in our Financial Report 2009. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations during the credit crisis are disclosed in the section “Update on Key Credit Market Exposures” included within this report on page 17.
Credit Exposure
We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.
—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
Corporate Credit Exposure
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure	Loans[1]		Irrevocable lending		Contingent liabilities		OTC derivatives[3]		Total
credit risk profile			commitments[2]
by creditworthiness category
	Jun 30,	Dec 31,	Jun 30,	Dec 31,	Jun 30,	Dec 31,	Jun 30,	Dec 31,	Jun 30,	Dec 31,
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
AAA–AA	29,876	28,134	24,142	22,211	8,270	6,573	26,810	23,966	89,098	80,884
A	35,487	29,634	30,128	22,758	17,722	13,231	18,607	13,793	101,944	79,416
BBB	57,152	46,889	33,779	28,814	18,987	15,753	10,863	7,600	120,781	99,056
BB	51,617	43,401	19,749	23,031	14,713	9,860	14,421	12,785	100,500	89,077
B	10,727	9,090	7,338	5,935	5,731	4,290	3,041	1,952	26,837	21,267
CCC and below	15,059	14,633	1,453	1,376	1,972	2,476	3,757	4,444	22,241	22,929

Total	199,918	171,781	116,589	104,125	67,395	52,183	77,499	64,540	461,401	392,629

1	Includes impaired loans mainly in category CCC and below amounting to € 5.0 billion as of June 30, 2010 and € 4.9 billion as of December 31, 2009.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 4.3 billion as of June 30, 2010 and € 2.9 billion as of December 31, 2009.

3	Includes the effect of netting agreements and cash collateral received where applicable.

Management Report     Risk Report
The above table shows an overall increase in our corporate credit exposure primarily reflecting increases of € 36 billion due to foreign exchange rate changes and € 27 billion due to the acquisition of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands.
Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

		Total exposure	90 days or more past due		Net credit costs
	in € m.		as a % of total exposure		as a % of total exposure
	Jun 30, 2010	Dec 31, 2009	Jun 30, 2010	Dec 31, 2009	Jun 30, 2010	Dec 31, 2009
Consumer credit exposure Germany	60,412	59,804	1.77	1.73	0.59	0.55
Consumer and small business financing	13,231	13,556	2.87	2.72	1.85	1.69
Mortgage lending	47,181	46,248	1.47	1.44	0.23	0.22
Consumer credit exposure outside Germany	31,352	29,864	3.65	3.37	1.06	1.27

Total consumer credit exposure[1]	91,764	89,668	2.42	2.28	0.75	0.79

1	Includes impaired loans amounting to € 2.5 billion as of June 30, 2010 and € 2.3 billion as of December 31, 2009.
The volume of our consumer credit exposure rose by € 2.1 billion, or 2.3%, from year end 2009 to June 30, 2010, driven both by the volume growth of our portfolio in Germany (up € 608 million) as well as outside Germany (up € 1.5 billion) with strong growth in Poland (up € 525 million), Italy (up € 490 million) and Spain (up € 202 million). Measures taken on portfolio and country level lead to significant reduction of net credit costs in Spain and India, partially offset by increases in our Consumer Finance Business in Poland. Revised parameter and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.
Problem Loans and IFRS Impaired Loans
Our problem loans consist mainly of our impaired loans. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively. The second component of our problem loans are nonimpaired problem loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.

Management Report     Risk Report
We continue to monitor and report our problem loans in line with SEC industry guidance. Our problem loans comprise nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the contractual loan repayment terms are included in our problem loans, even if no loss has been incurred.
With the acquisition of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands we acquired certain loans for which a specific allowance had been established beforehand by Sal. Oppenheim or ABN AMRO. These loans were taken on to our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition they are not considered problem loans.
The following two tables show the breakdown of our problem loans and IFRS impaired loans.

Jun 30, 2010	Impaired loans			Nonimpaired problem loans			Problem
							loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	835	4,119	4,954	279	1,391	1,670	6,624
Nonaccrual loans	767	3,962	4,729	168	704	872	5,601
Loans 90 days or more past due and still accruing	—	—	—	38	34	72	72
Troubled debt restructurings	68	157	225	73	653	726	951
Collectively assessed	919	1,537	2,456	279	40	319	2,775
Nonaccrual loans	917	1,417	2,334	—	—	—	2,334
Loans 90 days or more past due and still accruing	—	—	—	265	9	274	274
Troubled debt restructurings	2	120	122	14	31	45	167
Total problem loans	1,754	5,656	7,410	558	1,431	1,989	9,399
thereof: IAS 39 reclassified problem loans	30	2,789	2,819	—	486	486	3,305

Management Report     Risk Report

Dec 31, 2009							Problem
	Impaired loans			Nonimpaired problem loans			loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	758	4,145	4,903	304	1,037	1,341	6,244

Nonaccrual loans	707	4,027	4,734	200	1,003	1,203	5,937
Loans 90 days or more past due and still accruing	—	—	—	50	5	55	55
Troubled debt restructurings	51	118	169	54	29	83	252

Collectively assessed	907	1,391	2,298	274	97	371	2,669

Nonaccrual loans	905	1,281	2,186	—	—	—	2,186
Loans 90 days or more past due and still accruing	—	—	—	260	6	266	266
Troubled debt restructurings	2	110	112	14	91	105	217

Total problem loans	1,665	5,536	7,201	578	1,134	1,712	8,913

thereof: IAS 39 reclassified problem loans	28	2,750	2,778	—	159	159	2,937
The € 485 million, or 5%, increase in our total problem loans in first half of 2010 was due to a € 508 million gross increase of problem loans and a € 439 million increase as a result of exchange rate movements, partly offset by € 462 million of charge-offs. The increase in problem loans is mainly attributable to our individually assessed loans with a € 422 million increase as a result of exchange rate movements and a € 169 million gross increase in problem loans, partly offset by charge-offs of € 212 million. For collectively assessed problem loans, gross increases of € 338 million and exchange rate movements of € 17 million were partly offset by charge-offs of € 250 million. Included in the € 2.8 billion of collectively assessed problem loans as of June 30, 2010 are € 2.3 billion of loans that are 90 days or more past due as well as € 437 million of loans that are less than 90 days or not past due.
Our problem loans included € 3.3 billion of problem loans among the loans reclassified to the banking book as permitted by IAS 39. For these loans we recorded a € 200 million increase as a result of exchange rate movements and gross increases in problem loans of € 170 million.

Management Report     Risk Report
Allowance for Credit Losses
Our allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions. The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for	Six months ended			Six months ended
loan losses	Jun 30, 2010			Jun 30, 2009
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	247	279	526	1,034	484	1,518
Net charge-offs	(191)	(198)	(389)	(146)	(145)	(291)
Charge-offs	(212)	(250)	(462)	(163)	(211)	(374)
Recoveries	21	52	73	17	66	83
Changes in the group of consolidated companies	—	—	—	—	—	—
Exchange rate changes/other	49	13	62	(19)	(19)	(38)

Balance, end of period	2,134	1,408	3,542	1,846	1,281	3,127

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for	Six months ended			Six months ended
off-balance sheet positions	Jun 30, 2010			Jun 30, 2009
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(15)	(5)	(20)	17	(9)	8
Usage	—	—	—	(42)	—	(42)
Changes in the group of consolidated companies	9	—	9	—	—	—
Exchange rate changes	—	13	13	5	2	7

Balance, end of period	77	132	209	78	105	183

During the first half of 2010, provision for credit losses was € 506 million, versus € 1.5 billion in the first six months of 2009. Provision for credit losses in the current period included € 154 million related to assets reclassified in accordance with IAS 39. In CIB, provision for credit losses was € 167 million, versus € 1.1 billion in the first half of 2009. This decrease was driven primarily by lesser charges taken in respect of the aforementioned reclassifications, especially with regard to high specific charges in the second quarter 2009, and reflected the slightly stronger credit environment. In PCAM, provision for credit losses was € 349 million, versus € 391 million in the first six months of 2009, predominantly reflecting lower provisions in PBC. This development included a lower level of provisions for credit losses of € 28 million in the first quarter 2010 and a one-time release of allowance for loan losses of € 60 million in the first quarter 2009, both in relation to revised parameter and model assumptions in the prior year.

Management Report     Risk Report
Market Risk of Trading Portfolios
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of	Total		Diversification		Interest rate risk		Equity price risk		Foreign		Commodity
trading units[1,2]			effect						exchange risk		price risk
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Average[3]	109.2	126.8	(40.1)	(61.6)	93.2	117.6	21.5	26.9	22.9	28.7	11.8	15.1
Maximum[3]	126.4	180.1	(63.5)	(112.3)	113.0	169.2	33.6	47.3	41.5	64.4	19.3	34.7
Minimum[3]	86.0	91.9	(26.4)	(35.9)	77.9	83.2	13.6	14.5	13.3	11.9	7.5	8.5
Period-end[4]	96.7	121.0	(41.7)	(65.7)	89.0	111.0	16.5	37.0	21.0	23.9	11.9	14.8

1	All figures for 1-day holding period and 99 % confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2010 and the full year 2009, respectively.

4	Figures for 2010 as of June 30, 2010 and figures for 2009 as of December 31, 2009.
The decrease in our average value-at-risk observed in the first half of 2010 was driven by lower levels of risk exposure across asset classes as well as the lower levels of volatility in the one year market data set used in value-at-risk. During the first half of 2010 our trading units achieved a positive actual income for 91 % of the trading days, unchanged compared to 2009.
Liquidity Risk
The following table shows the composition of our external funding sources that contribute to the liquidity risk position as of June 30, 2010 and December 31, 2009, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources
in € bn. (unless stated otherwise)	Jun 30, 2010		Dec 31, 2009
Capital Markets and Equity	178	20%	164	21%
Retail	167	18%	153	20%
Transaction Banking	111	12%	100	13%
Other Customers[1]	116	13%	118	15%
Discretionary Wholesale	101	11%	51	7%
Secured Funding and Shorts	207	23%	165	21%
Financing Vehicles[2]	31	3%	26	3%

Total external funding	911	100%	777	100%

1	Other includes fiduciary, self-funding structures (e.g., X-markets), margin/prime brokerage cash balances (shown on a net basis).

2	Includes ABCP conduits.
The increase in the volume of secured financing activities accompanied by growth in discretionary wholesale funding during the first half year 2010 is mainly a reflection of our growth in cash and liquid trading assets within our Corporate Banking & Securities Corporate Division. Overall increases in our funding sources also reflect significant foreign exchange rate movements during the reporting period. The overall volume of stable funding (e.g. capital markets and retail) increased as a result of the acquisition of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands as well as our capital markets issuance activities. Regular stress test analyses seek to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress.

Management Report     Risk Report
Capital Management
The 2009 Annual General Meeting granted our management the authority to buy back up to 62.1 million shares before the end of October 2010. During the first half 2010, 11 million shares (or 2 % of shares issued) were purchased, which were used for equity compensation purposes. The purchases were executed in January and February 2010. The 2010 Annual General Meeting granted our management the authority to buy back up to 62.1 million shares before the end of November 2014. During the period from the 2010 Annual General Meeting until June 30, 2010, no shares were purchased.
Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of June 30, 2010, amounted to € 11.6 billion compared to € 10.6 billion as of December 31, 2009. This increase was mainly due to foreign exchange effects of the significantly strengthened U.S. dollar to our U.S. dollar denominated hybrid Tier 1 capital. We raised € 0.1 billion hybrid Tier 1 capital during the first half of 2010 by increasing an outstanding issue.
In June 2010 we issued € 1.0 billion of lower Tier 2 capital. Qualified subordinated liabilities as of June 30, 2010, amounted to € 8.5 billion compared to € 7.1 billion as of December 31, 2009.
Overall Risk Position
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.
The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified.

Economic capital usage by risk type
in € m.	Jun 30, 2010	Dec 31, 2009
Credit risk	9,025	7,453
Market Risk	13,679	12,515
Trading market risk	4,474	4,613
Nontrading market risk	9,205	7,902
Operational risk	3,707	3,493
Diversification benefit across credit, market and operational risk	(3,408)	(3,166)

Economic capital usage for credit, market and operational risk	23,003	20,295

Business risk	817	501

Total economic capital usage	23,820	20,796

Management Report     Risk Report
As of June 30, 2010, our economic capital usage totaled € 23.8 billion, which is € 3 billion, or 15%, above the € 20.8 billion economic capital usage as of December 31, 2009. The overall higher economic capital usage can be explained by increases in credit risk and nontrading market risk. The increase in credit risk economic capital usage of € 1.6 billion for the first half of 2010 primarily reflects the acquisition of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands as well as increases in relation to derivatives. The nontrading market risk economic capital usage increased by € 1.3 billion in the first half of 2010 reflecting the acquisition of Sal. Oppenheim Group, higher real estate exposure as well as a change in our management approach for structural foreign exchange risk.
A primary measure we use to assess our risk bearing capacity is a ratio of our active book equity divided by the economic capital plus goodwill and intangibles. A ratio of more than 100 % signifies that the active book equity adequately exceeds the aforementioned risk positions. This ratio was 114 % as of June 30, 2010, compared to 118 % as of December 31, 2009, as effects from the acquisition of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands overcompensated an increase of active book equity through retained earnings and foreign exchange effects.

Management Report     Outlook
Outlook
The following section should be read in conjunction with the “Outlook” section in the Management Report and the Risk Report provided in the Financial Report 2009.
The global economic recovery has continued during the first half of the year. Global GDP is likely to expand by 4.5 % in 2010. Emerging markets in Asia and Latin America in particular are benefiting from improved world trade and robust domestic demand. Growth in Asia looks set to reach 8.5 % in the current year, with China posting nearly 10 % growth. Despite slightly disappointing recent U.S. labor market figures, U.S. GDP should grow by around 3.5 % in 2010. In the eurozone, fiscal consolidation efforts will probably cap growth at 1 % this year, with Germany posting the highest growth performance at 2%. Cyclical risks remain, particularly in the U.S., which is suffering from persistently high unemployment. Worries about industrialized countries sliding back into recession are subsiding. The pace of expansion in China could also prove less dynamic, as indicated by weaker sentiment in recent surveys of purchasing managers. In Europe, setbacks that could affect the confidence in government finances cannot be ruled out, despite implementation of the stabilization program, initial progress on fiscal austerity measures and recent successful sovereign bond offerings.
The outlook for the banking industry is affected by a number of issues, including ongoing concern about public finances in several developed countries and potentially slower growth in the major economies of Europe and America. Regulatory reform of the banking sector is adding a further source of uncertainty, with fears that reforms could have a significant impact on banks’ capital requirements, profitability and ultimately the lending capacity of the financial sector. In the regulatory framework, the specific proposals of Basel III are currently being fine-tuned. The final outcome will likely depend on the results of impact studies conducted in coming months. Also, governments are expected to decide by year-end on potential further burdens for the financial industry in the form of bank levies.
By contrast, positive market reaction to stress test results for a large number of European institutions could have a beneficial impact on banks’ funding situation, which has tightened recently. The industry may also benefit from a continuous improvement in asset quality in many countries and market segments, which should support operating profitability. Consequently, not only banks’ retail operations but also their corporate business is likely to improve further in the near term, while capital market activities may face greater volatility than in the past twelve months.
The outlook for the Deutsche Bank Group continues to be influenced by the factors and trends which we described in the “Outlook” section of our Financial Report 2009, notably the uncertainty regarding changes in the regulatory framework. While we have proactively adopted measures which may reduce the impact of the recently enacted Dodd-Frank legislation in the U.S., including, for example, the limits on proprietary trading, our revenues and capital requirements may nonetheless be negatively impacted, for example, by the rules on OTC derivatives, central counterparty clearing and OTC swaps for CDS trading. We continue to monitor closely the incremental capital demand from any potential bank levies, the Dodd-Frank legislation, the potential Basel III impact and other regulatory initiatives. We will participate constructively in the discussions with regulators to promote a coordinated global approach to banking supervision.

Management Report     Outlook
In Phase 4 of Deutsche Bank’s Management Agenda we identified a potential for income before income taxes from our core businesses (before Corporate Investments and Consolidation & Adjustments) of € 10 billion. While some of the environmental variables are in line with or ahead of our assumptions, others have not yet reached the expected levels, particularly with respect to the normalization of interest rates. Our complexity reduction program is well on track to achieve the 2011 exit rate of € 1 billion annual efficiency gains, with roughly € 700 million of these already committed.
Deutsche Bank is well prepared for the many challenges — and opportunities — ahead. We will continue to consistently implement our client-focused strategy, which is characterized by risk discipline, capital efficiency and earnings diversification, and aiming to create sustainable value for our shareholders.

Consolidated Financial Statements     Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Interest and similar income	8,157	7,231	14,698	16,030
Interest expense	4,182	4,467	7,052	9,423

Net interest income	3,975	2,764	7,646	6,607

Provision for credit losses	243	1,000	506	1,526

Net interest income after provision for credit losses	3,732	1,764	7,140	5,081

Commissions and fee income	2,587	2,242	5,048	4,424
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	110	2,611	2,690	4,875
Net gains (losses) on financial assets available for sale	(9)	9	19	(495)
Net income (loss) from equity method investments	93	206	265	18
Other income (loss)	399	108	486	(248)

Total noninterest income	3,180	5,176	8,508	8,574

Compensation and benefits	3,037	3,140	6,612	6,115
General and administrative expenses	2,349	2,201	4,550	4,188
Policyholder benefits and claims	2	126	140	64
Impairment of intangible assets	—	157	29	157
Restructuring activities	—	—	—	—

Total noninterest expenses	5,388	5,624	11,331	10,524

Income before income taxes	1,524	1,316	4,317	3,131
Income tax expense	358	242	1,374	876

Net income	1,166	1,074	2,943	2,255

Net income (loss) attributable to noncontrolling interests	6	(18)	21	(22)
Net income attributable to Deutsche Bank shareholders	1,160	1,092	2,922	2,277
Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Earnings per common share:
Basic	€1.82	€1.70	€4.58	€3.66
Diluted	€1.75	€1.64	€4.35	€3.53
Number of shares in million:
Denominator for basic earnings per share — weighted-average shares outstanding	638.6	641.8	637.4	622.4
Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	664.5	665.5	672.0	645.0

Consolidated Financial Statements     Consolidated Statement of Recognized Income and Expense (unaudited)
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Net income recognized in the income statement	1,166	1,074	2,943	2,255

Actuarial gains (losses) related to defined benefit plans, net of tax	(72)	(405)	(140)	(289)

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale[1]:
Unrealized net gains (losses) arising during the period, before tax	(104)	494	221	(81)
Net (gains) losses reclassified to profit or loss, before tax	60	26	62	565
Unrealized net gains (losses) on derivatives hedging variability of cash flows[1]:
Unrealized net gains (losses) arising during the period, before tax	(77)	75	(106)	134
Net (gains) losses reclassified to profit or loss, before tax	1	2	2	4
Foreign currency translation[1]:
Unrealized net gains (losses) arising during the period, before tax	1,462	(146)	2,050	353
Net (gains) losses reclassified to profit or loss, before tax	(3)	—	—	—
Unrealized net gains (losses) from equity method investments	75	(1)	104	(7)
Tax on net gains (losses) not recognized in the income statement	219	(256)	304	(115)

Total net gains (losses) not recognized in the income statement, net of tax	1,633 [2]	194 [3]	2,637 [4]	853 [5]

Total recognized income and expense	2,727	863	5,440	2,819

Attributable to:
Noncontrolling interests	41	(39)	83	(7)
Deutsche Bank shareholders	2,686	902	5,357	2,826

1	Excluding unrealized net gains (losses) from equity method investments.

2	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between March 31, 2010 of € (2,803) million and June 30, 2010 of € (1,205) million, adjusted for changes in noncontrolling interests attributable to these components of € 35 million.

3	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between March 31, 2009 of € (4,228) million and June 30, 2009 of € (4,013) million, adjusted for changes in noncontrolling interests attributable to these components of € (21) million.

4	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2009 of € (3,780) million and June 30, 2010 of € (1,205) million, adjusted for changes in noncontrolling interests attributable to these components of € 62 million.

5	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and June 30, 2009 of € (4,013) million, adjusted for changes in noncontrolling interests attributable to these components of € 15 million.

Consolidated Financial Statements     Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)

Assets in € m.	Jun 30, 2010	Dec 31, 2009
Cash and due from banks	13,437	9,346
Interest-earning deposits with banks	66,410	47,233
Central bank funds sold and securities purchased under resale agreements	12,781	6,820
Securities borrowed	46,008	43,509
Financial assets at fair value through profit or loss
Trading assets	272,874	234,910
Positive market values from derivative financial instruments	802,709	596,410
Financial assets designated at fair value through profit or loss	165,830	134,000

Total financial assets at fair value through profit or loss	1,241,413	965,320
Financial assets available for sale	27,558	18,819
Equity method investments	8,192	7,788
Loans	288,141	258,105
Property and equipment	3,356	2,777
Goodwill and other intangible assets	12,531	10,169
Other assets	195,410	121,538
Income tax assets	10,418	9,240

Total assets	1,925,655	1,500,664

Liabilities and Equity in € m.	Jun 30, 2010	Dec 31, 2009
Deposits	411,985	344,220
Central bank funds purchased and securities sold under repurchase agreements	35,336	45,495
Securities loaned	5,879	5,564
Financial liabilities at fair value through profit or loss
Trading liabilities	72,016	64,501
Negative market values from derivative financial instruments	787,011	576,973
Financial liabilities designated at fair value through profit or loss	124,529	73,522
Investment contract liabilities	7,607	7,278

Total financial liabilities at fair value through profit or loss	991,163	722,274
Other short-term borrowings	55,654	42,897
Other liabilities	217,854	154,281
Provisions	1,648	1,307
Income tax liabilities	4,778	4,298
Long-term debt	147,184	131,782
Trust preferred securities	11,603	10,577
Obligation to purchase common shares	—	—

Total liabilities	1,883,084	1,462,695

Common shares, no par value, nominal value of €2.56	1,589	1,589
Additional paid-in capital	14,917	14,830
Retained earnings	26,373	24,056
Common shares in treasury, at cost	(136)	(48)
Equity classified as obligation to purchase common shares	—	—
Net gains (losses) not recognized in the income statement, net of tax	(1,205)	(3,780)

Total shareholders’ equity	41,538	36,647

Noncontrolling interests	1,033	1,322

Total equity	42,571	37,969

Total liabilities and equity	1,925,655	1,500,664

Consolidated Financial Statements      Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

					Equity
				Common	classified as
	Common			shares in	obligation to
	shares	Additional	Retained	treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings	at cost	common shares
Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)

Total recognized income and expense[1]	—	—	2,277	—	—
Common shares issued	128	830	—	—	—
Cash dividends paid	—	—	(309)	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(289)	—	—
Net change in share awards in the reporting period	—	(170)	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	509	—
Tax benefits related to share-based compensation plans	—	16	—	—	—
Common shares issued under share-based compensation plans	—	—	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(5)
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	—
Option premiums and other effects from options on common shares	—	(112)	(2)	—	—
Purchases of treasury shares	—	—	—	(14,607)	—
Sale of treasury shares	—	—	—	14,776	—
Net gains (losses) on treasury shares sold	—	(198)	—	—	—
Other	—	(58)	—	—	—

Balance as of June 30, 2009	1,589	15,269	21,751	(261)	(8)

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	—

Total recognized income and expense[1]	—	—	2,922	—	—
Common shares issued	—	—	—	—	—
Cash dividends paid	—	—	(465)	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(140)	—	—
Net change in share awards in the reporting period	—	(115)	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	761	—
Tax benefits related to share-based compensation plans	—	34	—	—	—
Common shares issued under share-based compensation plans	—	—	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(54)
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	54
Option premiums and other effects from options on common shares	—	(115)	—	—	—
Purchases of treasury shares	—	—	—	(6,887)	—
Sale of treasury shares	—	—	—	6,038	—
Net gains (losses) on treasury shares sold	—	(12)	—	—	—
Other	—	295	—	—	—

Balance as of June 30, 2010	1,589	14,917	26,373	(136)	—

1	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
2	Excluding unrealized net gains (losses) from equity method investments.

Consolidated Financial Statements      Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains	Unrealized net	Foreign currency	Unrealized net	Total net gains	Total	Noncontrolling	Total equity
(losses) on financial	gains (losses) on	translation,	gains (losses)	(losses) not	shareholders'	interests
assets available for sale,	derivatives hedging	net of tax[2]	from equity	recognized in the	equity
net of applicable	variability of cash		method	income statement,
tax and other[2]	flows, net of tax[2]		investments	net of tax
(855)	(346)	(3,628)	(22)	(4,851)	30,703	1,211	31,914

301	224	322	(9)	838	3,115	(7)	3,108
—	—	—	—	—	958	—	958
—	—	—	—	—	(309)	—	(309)
—	—	—	—	—	(289)	—	(289)
—	—	—	—	—	(170)	—	(170)
—	—	—	—	—	509	—	509
—	—	—	—	—	16	—	16
—	—	—	—	—	—	—	—
—	—	—	—	—	(5)	—	(5)
—	—	—	—	—	—	—	—
—	—	—	—	—	(114)	—	(114)
—	—	—	—	—	(14,607)	—	(14,607)
—	—	—	—	—	14,776	—	14,776
—	—	—	—	—	(198)	—	(198)
—	—	—	—	—	(58)	(91)	(149)

(554)	(122)	(3,306)	(31)	(4,013)	34,327	1,113	35,440

(186)	(134)	(3,521)	61	(3,780)	36,647	1,322	37,969

251	(62)	2,278	108	2,575	5,497	83	5,580
—	—	—	—	—	—	—	—
—	—	—	—	—	(465)	—	(465)
—	—	—	—	—	(140)	—	(140)
—	—	—	—	—	(115)	—	(115)
—	—	—	—	—	761	—	761
—	—	—	—	—	34	—	34
—	—	—	—	—	—	—	—
—	—	—	—	—	(54)	—	(54)
—	—	—	—	—	54	—	54
—	—	—	—	—	(115)	—	(115)
—	—	—	—	—	(6,887)	—	(6,887)
—	—	—	—	—	6,038	—	6,038
—	—	—	—	—	(12)	—	(12)
—	—	—	—	—	295	(372)	(77)

65	(196)	(1,243)	169	(1,205)	41,538	1,033	42,571

Consolidated Financial Statements     Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009
Net income	2,943	2,255

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	506	1,526
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(113)	(448)
Deferred income taxes, net	245	153
Impairment, depreciation and other amortization, and accretion	971	1,496
Share of net income from equity method investments	(229)	(88)

Income adjusted for noncash charges, credits and other items	4,323	4,894

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(1,442)	(5,941)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,643)	(4,705)
Trading assets and positive market values from derivative financial instruments	(201,450)	582,690
Financial assets designated at fair value through profit or loss	(26,375)	18,620
Loans	(12,427)	12,691
Other assets	(59,614)	(24,033)
Deposits	35,472	(35,877)
Trading liabilities and negative market values from derivative financial instruments	181,714	(563,884)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	47,532	1,029
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(14,803)	(36,728)
Other short-term borrowings	10,996	3,641
Other liabilities	54,284	29,969
Senior long-term debt[2]	12,140	(3,533)
Other, net	(7,061)	(2,087)

Net cash provided by (used in) operating activities	18,646	(23,254)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	3,689	5,307
Maturities of financial assets available for sale	1,778	5,235
Sale of equity method investments	282	316
Sale of property and equipment	12	28
Purchase of:
Financial assets available for sale	(6,287)	(6,444)
Equity method investments	(71)	(3,416)
Property and equipment	(371)	(245)
Net cash received in business combinations/divestitures	1,525	—
Other, net	(448)	(1,511)

Net cash provided by (used in) investing activities	109	(730)

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,038	321
Repayments and extinguishments of subordinated long-term debt	(655)	(1,235)
Issuances of trust preferred securities	98	—
Repayments and extinguishments of trust preferred securities	(10)	—
Purchases of treasury shares	(6,887)	(14,607)
Sale of treasury shares	6,030	14,326
Dividends paid to noncontrolling interests	(7)	(5)
Net change in noncontrolling interests	(344)	(105)
Cash dividends paid	(465)	(309)

Net cash used in financing activities	(1,202)	(1,614)

Net effect of exchange rate changes on cash and cash equivalents	1,695	1,411

Net increase (decrease) in cash and cash equivalents	19,248	(24,187)
Cash and cash equivalents at beginning of period	51,549	65,264
Cash and cash equivalents at end of period	70,797	41,077
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	310	(1,244)
Interest paid	7,410	10,762
Interest and dividends received	15,133	17,554
Cash and cash equivalents comprise
Cash and due from banks	13,437	11,073
Interest-earning demand deposits with banks (not included: time deposits of €9,050 million as of June 30, 2010, and €15,558 million as of June 30, 2009)	57,360	30,004

Total	70,797	41,077

1	Included are senior long-term debt issuances of € 5,772 million and € 7,844 million and repayments and extinguishments of € 6,706 million and € 8,454 million until June 30, 2010 and June 30, 2009, respectively.
2	Included are issuances of € 20,077 million and € 24,913 million and repayments and extinguishments of € 16,843 million and € 23,968 million until June 30, 2010 and June 30, 2009, respectively.
The acquisition of Deutsche Postbank AG shares in 2009, including the non-cash portion, is described in detail in the Financial Report 2009 in Note [16].

Consolidated Financial Statements      Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2009, for which the same accounting policies have been applied, except for changes due to the adoption of the revised version of IFRS 3, “Business Combinations”, the amended version of IAS 27, “Consolidated and Separate Financial Statements”, and the “Improvements to IFRS 2009”. For the impact of the adoption of these amendments please refer to “Recently Adopted Accounting Pronouncements”.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
In the second quarter 2009, retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income but resulted in an increase of € 36 million in both Other income and General and administrative expenses.

Consolidated Financial Statements     Basis of Preparation (unaudited)
The presentation of prior period CIB revenues was adjusted during the first half 2010 following a review of the assignment of specific revenue components to the product categories. The review resulted in a transfer of negative revenues of € 171 million and of € 225 million from Loan products to Sales & Trading (debt and other products) for the six months ended June 30, 2009, and the second quarter 2009, respectively. In addition, Sales & Trading (equity) revenues were reduced by € 38 million in the first half 2009 and increased by € 24 million in the second quarter 2009 with corresponding offsetting effects in Sales & Trading (debt and other products). These adjustments had no impact on CIB’s total revenues.
During the second quarter 2010; the Group changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. This resulted in a transfer of € 54 million of expenses from Commissions and fee income to Policyholder benefits and claims for the six months ended June 30, 2010.
In the second quarter 2010, the Group changed the amortization periods for capitalized costs relating to certain purchased or internally developed software from 3 years to 5 or 10 years. The change did not have a material impact on the Group’s consolidated financial statements in the second quarter 2010.
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.

Consolidated Financial Statements      Impact of Changes in Accounting Principles (unaudited)
Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
The following are those accounting pronouncements which have been adopted in the first six months of 2010 and which are relevant to the Group in the preparation of these condensed consolidated interim financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both standards are applied together. IFRS 3 R has been applied to the acquisition of the Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands. In contrast to prior acquisitions, all transaction costs have been expensed. For further detail, please refer to the section “Other Financial Information” of this Interim Report. Compared to the prior versions of the standards, IFRS 3 R and IAS 27 R could have a material impact on the Group’s consolidated financial statements when acquisitions and dispositions take place.

Consolidated Financial Statements      Impact of Changes in Accounting Principles (unaudited)
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The following accounting pronouncements will be relevant to the Group but were not effective as of June 30, 2010 and therefore have not been applied in preparing these financial statements.
Improvements to IFRS 2010
In May 2010, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IAS 24
In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The Group is currently evaluating the potential impact that the adoption of IAS 24 R will have on its consolidated financial statements.
IFRS 9
In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or

Consolidated Financial Statements      Impact of Changes in Accounting Principles (unaudited)
fair value. IFRS 9 requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also ‘look through’ to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present directly in gains (losses) not recognized in the income statement unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 will have on its consolidated financial statements.

Consolidated Financial Statements      Segment Information (unaudited)
Segment Information (unaudited)
The following segment information was prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first six months of 2010, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following describes certain transactions which affected the Group’s segment operations:

—	On March 15, 2010, the Group acquired the Sal. Oppenheim Group, which was included in the Corporate Division Asset and Wealth Management, with the exception of its BHF-Bank operations, which were included in the Group Division Corporate Investments. In the second quarter 2010, the BHF-Bank operations were transferred to the Business Division Private Wealth Management within the Corporate Division Asset and Wealth Management. This change is reflected in the presentation of the first six months of 2010.

—	On April 1, 2010, the Group completed the acquisition of parts of the commercial banking activities of ABN AMRO Bank N.V. (“ABN AMRO”) in the Netherlands. These are included in the Corporate Division Global Transaction Banking.
Measurement of Segment Profit or Loss
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. The Group reviewed its internal funding systems as a reaction to the significant changes of funding costs during the financial crisis, and in the second quarter 2009 adopted a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.

Consolidated Financial Statements     Segment Information (unaudited)
The financial impact on the business segments was as follows for the six months ended June 30, 2010:
— GTB (€ 59 million) and AWM (€ 10 million) received additional funding benefit.
— CB&S (€ 49 million), PBC (€ 1 million) and CI (€ 18 million) received additional funding costs.
The financial impact on the business segments was as follows for the six months ended June 30, 2009:
— GTB (€ 55 million), AWM (€ 13 million) and PBC (€ 4 million) received additional funding benefit.
— CB&S (€ 66 million) and CI (€ 6 million) received additional funding costs.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2010 and June 30, 2009.

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management
Jun 30, 2010	Corporate	Global	Total	Asset and	Private &	Total	Corporate	Consoli-	Total
	Banking &	Trans-		Wealth	Business		Invest-	dation &	Consoli-
in € m.	Securities	action		Manage-	Clients		ments	Adjust-	dated
(unless stated otherwise)		Banking		ment				ments

Net revenues	3,633	1,070 [1]	4,703	969	1,444	2,414	44	(6)	7,155

Provision for credit losses	46	32	77	4	171	175	(8)	0	243

Total noninterest expenses	2,801	560	3,362	921	1,040	1,961	117	(52)	5,388

therein:
Policyholder benefits and claims	1	—	1	0	—	0	—	(0)	2
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	7	—	7	(0)	0	(0)	(1)	(6)	—

Income (loss) before income taxes	779	478	1,257	45	233	278	(64)	53	1,524

Cost/income ratio	77%	52%	71%	95%	72%	81%	N/M	N/M	75%
Assets[2]	1,686,353	69,541	1,735,668	75,106	131,477	206,550	26,959	11,524	1,925,655
Average active equity[3]	17,035	1,539	18,574	7,458	3,533	10,991	5,519	4,885	39,969
Pre-tax return on average active equity[4]	18%	124%	27%	2%	26%	10%	(5)%	N/M	15%

N/M — Not meaningful

1	Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For “Total Consolidated” pre-tax return on average shareholders’ equity is 15%.

Consolidated Financial Statements     Segment Information (unaudited)

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management
Jun 30, 2009	Corporate	Global	Total	Asset and	Private &	Total	Corporate	Consoli-	Total
	Banking &	Trans-		Wealth	Business		Invest-	dation &	Consoli-
in € m.	Securities	action		Manage-	Clients		ments	Adjust-	dated
(unless stated otherwise)		Banking		ment				ments

Net revenues	4,646	654	5,299	617	1,414	2,031	660	(50)	7,940 [1]

Provision for credit losses	771	8	779	4	217	221	(0)	(0)	1,000

Total noninterest expenses	3,066	459	3,525	700	1,141	1,841	284	(25)	5,624

therein:
Policyholder benefits and claims	126	—	126	(0)	—	(0)	—	0	126
Impairment of intangible assets	5	—	5	—	—	—	151	—	157
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	(14)	—	(14)	(1)	0	(1)	(1)	17	—

Income (loss) before income taxes	823	187	1,010	(85)	55	(30)	377	(41)	1,316

Cost/income ratio	66%	70%	67%	113%	81%	91%	43%	N/M	71%
Assets (as of Dec 31, 2009)[2]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	9,556	1,500,664
Average active equity [3]	19,238	1,169	20,407	4,754	3,717	8,471	4,593	1,410	34,882
Pre-tax return on average active equity[4]	17%	64%	20%	(7)%	6%	(1)%	33%	N/M	15%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 126 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 16% .

Six months ended	Corporate and Investment Bank			Private Clients and Asset Management
Jun 30, 2010	Corporate	Global	Total	Asset and	Private &	Total	Corporate	Consoli-	Total
	Banking &	Trans-		Wealth	Business		Invest-	dation &	Consoli-
in € m.	Securities	action		Manage-	Clients		ments	Adjust-	dated
(unless stated otherwise)		Banking		ment				ments

Net revenues	9,625	1,706 [1]	11,331	1,869	2,857	4,726	196	(99)	16,154

Provision for credit losses	139	28	167	8	340	349	(10)	(0)	506

Total noninterest expenses	6,097	1,081	7,178	1,803	2,093	3,896	223	35	11,331

therein:
Policyholder benefits and claims	141	—	141	0	—	0	—	(0)	140
Impairment of intangible assets	—	29	29	—	—	—	—	—	29
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	21	—	21	1	0	1	(1)	(21)	—

Income (loss) before income taxes	3,368	597	3,965	57	423	480	(16)	(112)	4,317

Cost/income ratio	63%	63%	63%	96%	73%	82%	114%	N/M	70%
Assets[2]	1,686,353	69,541	1,735,668	75,106	131,477	206,550	26,959	11,524	1,925,655
Average active equity[3]	16,108	1,420	17,528	6,471	3,490	9,961	5,310	6,024	38,823
Pre-tax return on average active equity[4]	42%	84%	45%	2%	24%	10%	(1)%	N/M	22%

N/M — Not meaningful

1	Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 22% .

Consolidated Financial Statements     Segment Information (unaudited)

Six months ended	Corporate and Investment Bank			Private Clients and Asset Management
Jun 30, 2009	Corporate	Global	Total	Asset and	Private &	Total	Corporate	Consoli-	Total
	Banking &	Trans-		Wealth	Business		Invest-	dation &	Consoli-
in € m.	Securities	action		Manage-	Clients		ments	Adjust-	dated
(unless stated otherwise)		Banking		ment				ments

Net revenues	8,904	1,320	10,224	1,131	2,795	3,927	813	217	15,181 [1]

Provision for credit losses	1,127	9	1,136	9	382	391	(0)	(0)	1,526

Total noninterest expenses	5,650	897	6,547	1,386	2,152	3,538	373	66	10,524

therein:
Policyholder benefits and claims	62	—	62	0	—	0	—	2	64
Impairment of intangible assets	5	—	5	—	—	—	151	—	157
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	(13)	—	(13)	(5)	0	(5)	(1)	20	—

Income (loss) before income taxes	2,141	414	2,555	(258)	262	3	441	132	3,131

Cost/income ratio	63%	68%	64%	123%	77%	90%	46%	N/M	69%
Assets (as of Dec 31, 2009)[2]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	9,556	1,500,664
Average active equity[3]	19,686	1,169	20,856	4,606	3,718	8,325	3,767	1,017	33,965
Pre-tax return on average active equity[4]	22%	71%	24%	(11)%	14%	0%	23%	N/M	19%

N/M — Not meaningful

1	Includes an impairment charge of € 278 million on industrial holdings and a gain from the sale of industrial holdings (Daimler AG) of € 126 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 19%.
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Income before income taxes in Consolidation & Adjustments (C&A) was € 53 million in the second quarter 2010 compared to a loss of € 41 million in the second quarter of the prior year. The improvement included a significant reduction of negative effects from different accounting methods used for management reporting and IFRS for economically hedged positions, mainly due to less volatile short-term interest rates in 2010 compared to 2009 in the euro and U.S. dollar markets. In addition, fair value gains on own debt due to changes in Deutsche Bank’s credit spreads were recorded in the second quarter 2010, compared to losses in the prior year quarter. Partly offsetting was the non-recurrence of gains from derivative contracts used to hedge effects of share-based compensation plans on shareholders’ equity recorded in the second quarter 2009.
In the first half of 2010, loss before income taxes in C&A was € 112 million compared to an income of € 132 million in the first six months of 2009. This development was mainly due to the non-recurrence of the aforementioned gains from derivative contracts.

Consolidated Financial Statements     Segment Information (unaudited)
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three and six months ended June 30, 2010 and June 30, 2009.

	Corporate and Investment Bank
	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Sales & Trading (equity)	642	927	1,586	1,142
Sales & Trading (debt and other products)	2,134	2,324	5,936	6,193

Total Sales & Trading	2,776	3,251	7,522	7,335

Origination (equity)	135	208	251	298
Origination (debt)	283	444	599	574

Total Origination	418	652	850	872

Advisory	124	72	256	202
Loan products	350	540	863	1,131
Transaction services	862	654	1,498	1,320
Other products	173	129	342	(636)

Total[1]	4,703	5,299	11,331	10,224

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.
During the first half 2010 product revenue categories were reviewed. As a result, certain product revenues in CIB have been reclassified as described in more detail in the section “Basis of Preparation” on page 51.

	Private Clients and Asset Management
	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Discretionary portfolio management/fund management	634	520	1,229	964
Advisory/brokerage	443	380	871	785
Credit products	694	630	1,353	1,259
Deposits and payment services	501	497	973	933
Other products	142	4	298	(13)

Total[1]	2,414	2,031	4,726	3,927

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.
The presentation of PCAM product revenues was modified during the first half 2010 following a review and refinement of product classifications. These changes primarily impacted the classification of revenues from deposits, which had previously been reported jointly with loan revenues. Revenues from deposits of € 717 million in the first half 2009 and of € 387 million in the second quarter 2009 have now been combined with revenues from payment services. Revenues from credit products are now reported separately. Insurance brokerage revenues of € 64 million in the first half of 2009 and of € 33 million in the second quarter 2009, previously reported under Payments, Account and Remaining Financial Services, are now reported under Advisory/Brokerage. These changes enhance transparency and better reflect how products are managed internally. Prior periods were amended retrospectively. The adjustments had no impact on PCAM’s total revenues.

Consolidated Financial Statements     Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss by Group Division

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Net interest income	3,975	2,764	7,646	6,607
Trading income[1]	(968)	2,534	2,158	4,459
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	1,078	77	532	416

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	110	2,611	2,690	4,875

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,085	5,375	10,336	11,482

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	545	765	1,342	766
Sales & Trading (debt and other products)	1,923	2,120	5,278	6,112
Total Sales & Trading	2,468	2,885	6,620	6,877
Loan products[3]	126	98	426	469
Transaction services	400	366	668	639
Remaining products[4]	106	131	262	141
Total Corporate and Investment Bank	3,100	3,480	7,976	8,127
Private Clients and Asset Management	1,076	1,087	2,140	2,073
Corporate Investments	(39)	372	(60)	742
Consolidation & Adjustments	(52)	436	280	539

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,085	5,375	10,336	11,482

1	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

2	Includes € (97) million and € (30) million from securitization structures for the three months ended June 30, 2010 and June 30, 2009, respectively, and € (127) million and € (169) million for the six months ended June 30, 2010 and June 30, 2009. Fair value movements on related instruments of € (64) million and of € 92 million for the three months ended June 30, 2010 and June 30, 2009, respectively, and € (11) million and € (274) million for the six months ended June 30, 2010 and June 30, 2009 are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

3	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

4	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Commissions and fees from fiduciary activities	932	682	1,743	1,409
Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	891	919	1,802	1,752
Fees for other customer services	764	641	1,503	1,263

Total commissions and fee income	2,587	2,242	5,048	4,424

Consolidated Financial Statements     Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Expenses for retirement benefit plans:
Current service cost	61	44	119	95
Interest cost	132	116	260	232
Expected return on plan assets	(123)	(101)	(243)	(203)
Past service cost (credit) recognized immediately	6	2	13	11

Total retirement benefit plans	76	61	149	135

Expenses for post-employment medical plans:
Current service cost	1	—	2	1
Interest cost	2	2	4	4

Total post-employment medical plans	3	2	6	5

Total expenses defined benefit plans	79	63	155	140

Total expenses for defined contribution plans	52	48	123	112

Total expenses for post-employment benefits	131	111	278	252

Employer contributions to mandatory German social security pension plan	43	40	85	79
The Group expects to contribute approximately € 275 million to its retirement benefit plans in 2010. The final amounts to be contributed in 2010 will be determined in the fourth quarter 2010.
General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
General and administrative expenses:
IT costs	534	422	1,037	847
Occupancy, furniture and equipment expenses	392	384	752	735
Professional service fees	377	233	676	486
Communication and data services	195	170	372	346
Travel and representation expenses	142	98	261	190
Payment and clearing services	105	104	203	211
Marketing expenses	76	65	140	129
Other expenses	528	725	1,109	1,244

Total general and administrative expenses	2,349	2,201	4,550	4,188

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2010	Dec 31, 2009
Trading assets:
Trading securities	241,966	206,710
Other trading assets[1]	30,908	28,200

Total trading assets	272,874	234,910

Positive market values from derivative financial instruments	802,709	596,410

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	115,118	89,977
Securities borrowed	25,067	19,987
Loans	13,581	12,964
Other financial assets designated at fair value through profit or loss	12,064	11,072

Total financial assets designated at fair value through profit or loss	165,830	134,000

Total financial assets at fair value through profit or loss	1,241,413	965,320

1	Includes traded loans of € 24,312 million and € 21,847 million as of June 30, 2010 and December 31, 2009, respectively.

in € m.	Jun 30, 2010	Dec 31, 2009
Trading liabilities:
Trading securities	68,865	62,402
Other trading liabilities	3,151	2,099

Total trading liabilities	72,016	64,501

Negative market values from derivative financial instruments	787,011	576,973

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	101,503	52,795
Loan commitments	833	447
Long-term debt	15,904	15,395
Other financial liabilities designated at fair value through profit or loss	6,289	4,885

Total financial liabilities designated at fair value through profit or loss	124,529	73,522

Investment contract liabilities[1]	7,607	7,278

Total financial liabilities at fair value through profit or loss	991,163	722,274

1	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.
Financial Assets Available for Sale

in € m.	Jun 30, 2010	Dec 31, 2009
Debt securities	21,082	13,851
Equity securities	3,956	3,268
Other equity interests	1,063	699
Loans	1,457	1,001

Total financial assets available for sale	27,558	18,819

The increase in financial assets available for sale is primarily related to the first consolidation of the Sal. Oppenheim Group.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
During the second half of 2008 and the first quarter 2009 the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. No reclassifications were made during the first half 2010.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date. The disclosures below detail the impact of the reclassifications to the Group.
The carrying values and the fair values of assets reclassified in 2008 and 2009 are shown in the table below.

	Cumulative reclassifications				Cumulative reclassifications
	through Jun 30, 2010				through Jun 30, 2009
		Jun 30, 2010			Jun 30, 2009
	Carrying	Carrying		Fair value	Carrying	Carrying	Fair value
	value at	value			value at	value
	reclassifi-				reclassifi-
in € m.	cation date				cation date

Trading assets reclassified to loans	26,594	24,223		21,738	26,594	25,502	21,638
Financial assets available for sale reclassified to loans	11,354	9,683		8,726	11,354	10,335	8,245

Total financial assets reclassified to loans	37,948	33,906	[1]	30,464	37,948	35,837	29,883

1	The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and sales.
The following table shows the ranges of effective interest rates based on weighted-average rates by business and the expected recoverable cash flows estimated at reclassification date.

	Cumulative reclassifications		Cumulative reclassifications
	through Jun 30, 2010		through Jun 30, 2009
	Trading assets	Financial assets	Trading assets	Financial assets
in € bn.	reclassified to loans	available for sale	reclassified to loans	available for sale
(unless stated otherwise)		reclassified to loans		reclassified to loans

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%	13.1%	9.9
lower end of range	2.8%	3.9%	2.8%	3.9

Expected recoverable cash flows at reclassification date	39.6	17.6	39.6	17.6

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
The unrealized fair value gains (losses) and net gains (losses) not recognized in the income statement if the reclassifications had not been made are shown in the table below.

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(26)	(377)	196	(1,421)
Impairment (losses) reversal on the reclassified financial assets available for sale which were impaired	11	83	3	(23)
Movement in net gains (losses) not recognized in the income statement representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	44	357	169	(48)
After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended		Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Interest income	313	310	633	698
Provision for credit losses	(51)	(423)	(154)	(578)
Other income[1]	9	—	2	—

Income before income taxes on reclassified trading assets	271	(113)	481	120

Interest income	38	57	75	124
Provision for credit losses	—	(85)	—	(148)

Income before income taxes on reclassified financial assets available for sale	38	(28)	75	(24)

1	There was no net gain or loss on sales of loans which have settled in the six months ended June 30, 2010. The net amount comprises a gain amounting to € 2 million in other income and a loss of € 2 million in provision for credit losses.
Prior to their reclassification, assets reclassified from trading in the first half 2009 contributed fair value losses of € 48 million to the income statement for the first half 2009.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans
With the acquisition of Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands the Group also acquired certain loans for which a specific allowance had been established beforehand by Sal. Oppenheim or ABN AMRO. These loans were taken on the Group’s balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at time of acquisition. As long as the Group’s cash flow expectations regarding these loans have not deteriorated since acquisition they are not considered problem loans.

	Jun 30, 2010			Dec 31, 2009
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	5,601	2,334	7,935	5,937	2,186	8,123
Loans 90 days or more past due and still accruing	72	274	346	55	266	321
Troubled debt restructurings	951	167	1,118	252	217	469

Total problem loans	6,624	2,775	9,399	6,244	2,669	8,913

thereof: IFRS impaired loans	4,954	2,456	7,410	4,903	2,298	7,201
Allowance for Credit Losses

	Six months ended			Six months ended
Allowance for	Jun 30, 2010			Jun 30, 2009
loan losses	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	247	279	526	1,034	484	1,518
Net charge-offs	(191)	(198)	(389)	(146)	(145)	(291)
Charge-offs	(212)	(250)	(462)	(163)	(211)	(374)
Recoveries	21	52	73	17	66	83
Changes in the group of consolidated companies	—	—	—	—	—	—
Exchange rate changes/other	49	13	62	(19)	(19)	(38)

Balance, end of period	2,134	1,408	3,542	1,846	1,281	3,127

	Six months ended			Six months ended
Allowance for	Jun 30, 2010			Jun 30, 2009
off-balance sheet positions	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(15)	(5)	(20)	17	(9)	8
Usage	—	—	—	(42)	—	(42)
Changes in the group of consolidated companies	9	—	9	—	—	—
Exchange rate changes	—	13	13	5	2	7

Balance, end of period	77	132	209	78	105	183

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Jun 30, 2010	Dec 31, 2009
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	53,498	43,890
Receivables from prime brokerage	7,837	6,837
Pending securities transactions past settlement date	6,136	9,229
Receivables from unsettled regular way trades	89,494	33,496

Total brokerage and securities related receivables	156,965	93,452

Accrued interest receivable	3,183	3,426
Other	35,262	24,660

Total other assets	195,410	121,538

in € m.	Jun 30, 2010	Dec 31, 2009
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	43,243	40,448
Payables from prime brokerage	29,854	31,427
Pending securities transactions past settlement date	6,002	5,708
Payables from unsettled regular way trades	85,858	33,214

Total brokerage and securities related payables	164,957	110,797

Accrued interest payable	3,437	3,713
Other	49,460	39,771

Total other liabilities	217,854	154,281

Long-Term Debt

in € m.	Jun 30, 2010	Dec 31, 2009
Senior debt:
Bonds and notes
Fixed rate	89,260	76,536
Floating rate	49,276	47,646
Subordinated debt:
Bonds and notes
Fixed rate	4,727	3,548
Floating rate	3,921	4,052

Total long-term debt	147,184	131,782

Shares Issued and Outstanding

in million	Jun 30, 2010	Dec 31, 2009
Shares issued	620.9	620.9
Shares in treasury	1.6	0.7
— thereof buyback	1.0	0.6
— thereof other	0.6	0.1

Shares outstanding	619.3	620.2

Consolidated Financial Statements     Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes. Amounts presented are pursuant to the revised capital framework presented by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.
(unless stated otherwise)	Jun 30, 2010	Dec 31, 2009
Credit risk	244,613	217,003
Market risk[1]	24,670	24,880
Operational risk	34,177	31,593

Total risk-weighted assets	303,460	273,476

Tier 1 capital[2]	34,316	34,406
thereof: Core Tier 1 capital[2]	22,752	23,790
Tier 2 capital	1,858	3,523
Tier 3 capital	—	—

Total regulatory capital[2]	36,174	37,929

Tier 1 capital ratio[2]	11.3%	12.6%
Core Tier 1 capital ratio[2]	7.5%	8.7%

Total capital ratio[2]	11.9%	13.9%

1	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.

2	Excluding transitional items pursuant to section 64h (3) German Banking Act.
The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital.

in € m.	Jun 30, 2010	Dec 31, 2009
Tier 1 capital:
Core Tier 1 capital:
Common shares	1,589	1,589
Additional paid-in capital	14,917	14,830
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	26,067	21,807
Items to be fully deducted from Tier 1 capital (inter alia goodwill and intangible assets)	(12,316)	(10,238)
Items to be partly deducted from Tier 1 capital:
Deductible investments in banking, financial and insurance entities	(2,277)	(2,120)
Securitization positions not included in risk-weighted assets[1]	(4,165)	(1,033)
Excess of expected losses over risk provisions	(1,063)	(1,045)

Items to be partly deducted from Tier 1 capital[1,2]	(7,505)	(4,198)

Core Tier 1 capital	22,752	23,790

Additional Tier 1 capital:
Noncumulative trust preferred securities	11,564	10,616

Additional Tier 1 capital	11,564	10,616

Total Tier 1 capital	34,316	34,406

Tier 2 capital:
Unrealized gains on listed securities (45 % eligible)	519	331
Cumulative preferred securities	300	294
Qualified subordinated liabilities	8,544	7,096
Items to be partly deducted from Tier 2 capital[1,2]	(7,505)	(4,198)

Total Tier 2 capital	1,858	3,523

1	Pursuant to section 10 (6) and section 10 (6a) in conjunction with section 10a German Banking Act.

2	Excluding transitional items pursuant to section 64h (3) German Banking Act.

Consolidated Financial Statements     Other Financial Information (unaudited)
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of June 30, 2010, the transitional item amounted to € 445 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 11.4 % and 12.0%, respectively, at the end of the quarter.
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Jun 30, 2010	Dec 31, 2009
Irrevocable lending commitments	116,589	104,125
Contingent liabilities	67,395	52,183

Total	183,984	156,308

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
No provisions have been made in respect of certain of the proceedings described below. Disclosure of these details could seriously prejudice the position of the Group.
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel.

Consolidated Financial Statements     Other Financial Information (unaudited)
Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 95 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately seven other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims. Approximately four unfiled claims also remain pending against Deutsche Bank.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of

Consolidated Financial Statements     Other Financial Information (unaudited)
those individuals were convicted. In May 2009, following a trial of four additional individuals against whom DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. In these proceedings Dr. Kirch will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Consolidated Financial Statements     Other Financial Information (unaudited)
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; (5) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc., from which DBSI was dismissed without prejudice on March 31, 2010; and (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the San Francisco Superior Court regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. On April 5, 2010, the Court granted in part and denied in part Deutsche Bank’s motion to dismiss this complaint. Each of the civil litigations is otherwise in its early stages.

Consolidated Financial Statements     Other Financial Information (unaudited)
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On March 24, 2010, the court dismissed the putative class action but granted plaintiff permission to file an amended complaint. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 16 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Twelve of the individual actions are pending, and four of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions, and the plaintiffs have filed appeals of the dismissals.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S. $15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S. $15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

Consolidated Financial Statements     Other Financial Information (unaudited)
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. There is a motion to dismiss pending.
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
 Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2010 were loans and commitments of € 9 million and deposits of € 19 million. As of December 31, 2009, there were loans and commitments of € 9 million and deposits of € 21 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
Transactions with Subsidiaries, Joint Ventures and Associates
 Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.

Consolidated Financial Statements     Other Financial Information (unaudited)
Loans
In the six months ended June 30, 2010 and in the year 2009 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Jun 30, 2010	Dec 31, 2009
Loans outstanding, beginning of period	965	834

Loans issued during the period	17	366
Loan repayments during the period	100	209
Changes in the group of consolidated companies[1]	(179)	(83)
Exchange rate changes/other	(13)	57

Loans outstanding, end of period[2]	690	965

Other credit risk related transactions:
Allowance for loan losses	31	4
Provision for loan losses	29	31
Guarantees and commitments[3]	409	135

1	In 2010, some entities were fully consolidated. Therefore, loans issued to these investments were eliminated on consolidation. In 2009, one entity with related party loans, that was accounted for using the equity method, was sold.

2	Loans past due were nil as of June 30, 2010, and totaled € 15 million as of December 31, 2009. Loans included loans to joint ventures of € 4 million both as of June 30, 2010 and December 31, 2009.

3	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits
In the six months ended June 30, 2010 and in the year 2009 deposits received from related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Jun 30, 2010	Dec 31, 2009
Deposits, beginning of period	367	246

Deposits received during the period	61	287
Deposits repaid during the period	99	161
Changes in the group of consolidated companies[1]	(147)	(6)
Exchange rate changes/other	3	1

Deposits, end of period[2]	185	367

1	In 2010, some entities were fully consolidated. Therefore, deposits received from these investments were eliminated on consolidation. In 2009, one entity with related party deposits, that was accounted for using the equity method, was sold.

2	The above deposits were made in the ordinary course of business. Deposits included also € 0.5 million and € 0.4 million deposits from joint ventures as of June 30, 2010 and December 31, 2009, respectively.
As of June 30, 2010, positive and negative market values from derivative financial transactions with associated companies amounted to € 5.3 billion and € 4.6 billion, respectively. As of December 31, 2009, positive and negative market values of above mentioned transactions amounted to € 3.7 billion and € 3.0 billion, respectively.

Consolidated Financial Statements     Other Financial Information (unaudited)
Business Relationships with Deutsche Postbank AG
In 2009, the Group acquired an interest in Deutsche Postbank AG and entered into a cooperation agreement with Deutsche Postbank AG. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2010, transactions with these plans were not material for the Group.
Significant Transactions
Sal. Oppenheim. On March 15, 2010, Deutsche Bank AG (“Deutsche Bank”) closed the full acquisition of the Sal. Oppenheim Group for a total purchase price of approximately € 1.3 billion paid in cash, of which approximately € 0.3 billion was for BHF Asset Servicing GmbH (“BAS”), which is being on-sold and treated as a separate transaction apart from the remaining Sal. Oppenheim Group. The acquisition of 100 % of the voting equity interests in the Luxembourg-based holding company Sal. Oppenheim jr. & Cie. S.C.A. (“Sal. Oppenheim S.C.A.”) is based on the framework agreement reached in the fourth quarter 2009 with the previous shareholders of Sal. Oppenheim S.C.A. who have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. KGaA. As of the reporting date, the fair value of the option is zero. The acquisition enables the Group to strengthen its Asset and Wealth Management activities among high-net-worth private clients, family offices and trusts in Europe and especially in Germany. Sal. Oppenheim Group’s independent wealth management activities are being expanded under the well-established brand name of the traditional private bank, while preserving its unique private bank character. Its integrated asset management concept for private and institutional clients is to be retained.
As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-Bank Group (“BHF-Bank”), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group’s Asset and Wealth Management Corporate Division, except that BHF-Bank and BAS initially became part of the Corporate Investments Group Division. During the second quarter 2010, BHF-Bank and BAS were also transferred to the Corporate Division Asset and Wealth Management. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set for that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim from the first quarter 2010 onwards.

Consolidated Financial Statements     Other Financial Information (unaudited)
Over the course of the year 2010, Sal. Oppenheim Group is discontinuing its investment banking activities. The Equity Trading & Derivatives and Capital Markets Sales units were acquired by Australia’s Macquarie Group in the second quarter 2010. BHF-Bank is being managed as a stand-alone unit while Deutsche Bank examines various strategic options with BHF-Bank. The agreed sale of BAS to Bank of New York Mellon is expected to close in the third quarter 2010. As of June 30, 2010, BAS is accounted for as held for sale. Also, as part of the Sal. Oppenheim Group transaction, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010.
The acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS is currently expected to be approximately € 1.3 billion. However, as part of the framework agreement reached with the previous owners of Sal. Oppenheim S.C.A., the purchase price could increase by approximately up to € 0.5 billion contingent upon the future performance of specific risk positions (in particular legal and credit risk) which could materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero. With fair values determined provisionally for identifiable assets acquired and liabilities assumed, the acquisition resulted in the recognition of goodwill and other intangible assets of approximately € 0.8 billion and € 0.2 billion, respectively. Due to the complexity of the transaction, the allocation of the purchase price and the determination of the net fair value of identifiable assets, liabilities and contingent liabilities for the Sal. Oppenheim Group as of the acquisition date is still preliminary. Accordingly, the opening balance sheet is subject to finalization.
Goodwill arising from the acquisition largely consists of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill is not expected to be deductible for tax purposes. Other intangible assets recognized mainly represent software, customer relationships and trade names. As part of the purchase price allocation, Deutsche Bank recognized a contingent liability of approximately € 0.4 billion for the risks inherent in certain businesses acquired from Sal. Oppenheim Group. It is expected that the liability will be settled over the next five years. Deutsche Bank continues to analyze the risks and the potential timing of outflows.
Following the acquisition but on the date of closing, Deutsche Bank made a capital injection of € 195 million to the new subsidiary Sal. Oppenheim S.C.A. This amount does not form part of the purchase consideration and accordingly is not included in the aforementioned goodwill calculation.
Acquisition-related costs recognized in the first half year of 2010 amounted to € 14 million and are included in general and administrative expenses in the Group’s income statement.

Consolidated Financial Statements     Other Financial Information (unaudited)
Since the acquisition, the Sal. Oppenheim Group (excluding BAS) contributed net revenues and a net loss after tax of € 224 million and € 120 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the impact on the Group’s net revenues and net income in the first half of 2010 would have been € 253 million and € (148) million, respectively.
As the initial acquisition accounting for the business combination is not yet completed, certain disclosures have not yet been made. This includes information on acquired loan receivables and details of the opening balance sheet.
ABN AMRO. On April 1, 2010, Deutsche Bank AG (“Deutsche Bank”) completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for a total consideration of € 0.7 billion in cash. The closing followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition is a key element in Deutsche Bank’s strategy of further expanding its classic banking businesses. With the acquisition, the Group has become the fourth-largest provider of commercial banking services in the Netherlands.
The acquisition included 100 % of the voting equity interests and encompasses the following businesses:
—	two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,

—	13 commercial branches that serve small and medium-sized enterprises,

—	Rotterdam-based bank Hollandsche Bank Unie N.V. (“HBU”),

—	IFN Finance B.V., the Dutch part of ABN AMRO’s factoring unit IFN Group.
The two corporate client units, the 13 branches and HBU were renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses, which serve over 34,000 clients and employ 1,300 people, are using the Deutsche Bank brand name and are part of the Group’s Global Transaction Banking Corporate Division.
Since the acquisition was only recently completed, the allocation of the purchase price and the determination of the fair values of identifiable assets acquired and liabilities assumed are only provisional. As the opening balance sheet is still subject to finalization, comprehensive disclosures on the fair values for identifiable assets acquired and liabilities assumed as of the acquisition date could not yet be made. As part of the preliminary purchase price allocation, customer relationships of approximately € 0.2 billion were identified as other intangible assets. The excess of the fair value of identifiable net assets acquired over the fair value of the total consideration transferred resulted in the recognition of negative goodwill of approximately € 0.2 billion which was recorded as a gain in other income of the Group’s income statement for the second quarter 2010. The main reason that led to the recognition of negative goodwill was the divestiture of parts of ABN AMRO’s Dutch commercial banking business and factoring services as required by the EC, following the acquisition of ABN AMRO Holding N.V. through a consortium of The Royal Bank of Scotland, Fortis Bank and Banco Santander back in October 2007. The gain recognized is treated as tax-exempt.

Consolidated Financial Statements     Other Financial Information (unaudited)
Under the terms and conditions of the acquisition, ABN AMRO will provide initial credit risk coverage for 75 % of all credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the amount of the coverage totaled approximately € 0.6 billion and was recognized as an indemnification asset which is amortized over the expected average life-time of the underlying portfolio.
Acquisition-related costs recognized in the first half year of 2010 amounted to € 10 million and are included in general and administrative expenses in the Group’s income statement.
Since the acquisition and excluding the above gain recognized from negative goodwill, the acquired businesses contributed net revenues and net income of € 130 million and € 19 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income in the first half of 2010 (excluding the above mentioned gain from negative goodwill) would have been € 193 million and € 28 million, respectively.
Due to the complexity of the transaction, the initial acquisition accounting for the business combination is not yet completed. Accordingly, certain disclosures have not yet been made. This includes information on acquired loan receivables and details of the opening balance sheet.
Hua Xia Bank. On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe to newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of up to RMB 5.7 billion (€ 684 million as of June 30, 2010). Deutsche Bank’s subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.5 billion as of June 30, 2010). Subject to regulatory approvals, this investment will increase Deutsche Bank’s existing equity stake in Hua Xia Bank, which is accounted for as financial asset available for sale, from 17.12 % to 19.99 % of issued capital. This transaction will affect results in future periods.

Consolidated Financial Statements     Other Financial Information (unaudited)
Assets Held for Sale
As of June 30, 2010, the Group classified its subsidiary BHF Asset Servicing GmbH allocated to the Corporate Division Asset and Wealth Management (AWM) as held for sale. The purchase of this subsidiary was treated as a separate transaction apart from the acquisition of Sal. Oppenheim Group in the first quarter 2010. The sale contract was already signed and the closing of this transaction is expected in the third quarter 2010.
In the second quarter 2010, the Group classified several private equity investments allocated to AWM as held for sale. These private equity investments were previously acquired as part of the acquisition of Sal. Oppenheim Group. They are expected to be sold within one year.
As of June 30, 2010, the Group also classified several disposal groups, three investments in associates, a loan and real estate assets allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. These items were already held for sale as of December 31, 2009 and are expected to be sold in the second half of 2010.
The Group reported the non-current assets and disposal groups classified as held for sale in other assets and other liabilities and valued them at the lower of their carrying amount and fair value less costs to sell, resulting in an impairment loss of € 5 million which was recorded in other income in CB&S in the second quarter 2010. Financial instruments were measured following the general provisions of IAS 39.
Total assets held for sale amounted to € 2.6 billion and total liabilities held for sale were € 2.0 billion as of June 30, 2010.
The Group also decided to sell Sal. Oppenheim’s Equity Trading & Derivatives and Capital Markets Sales units, which were allocated to AWM. This transaction was closed in April 2010.
As a part of the Sal. Oppenheim Group acquisition, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were allocated to AWM. These disposal groups also met the criteria to be classified as held for sale on acquisition. This transaction was closed in March 2010.

Other Information (unaudited)     Target Definitions
Other Information (unaudited)
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows.

	Three months ended			Six months ended
in € m.	Jun 30, 2010	Jun 30, 2009		Jun 30, 2010	Jun 30, 2009
Income before income taxes (IBIT)	1,524	1,316		4,317	3,131

Less pre-tax noncontrolling interests	(7)	17		(22)	20

IBIT attributable to Deutsche Bank shareholders	1,516	1,332		4,294	3,151

Add (deduct):
Certain significant gains (net of related expenses)	(208)[1]	(126)[2]		(208)[1]	(126)[2]
Certain significant charges	—	151	[3]	—	429	[4]

IBIT attributable to the Deutsche Bank shareholders (target definition)	1,309	1,357		4,086	3,454

1	Gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million.

2	Gain from the sale of industrial holdings (Daimler AG) of € 126 million.

3	Impairment of intangible assets (Corporate Investments) of € 151 million.

4	Impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

Other Information (unaudited)     Target Definitions
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

in € m.	Three months ended		Six months ended
(unless stated otherwise)	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Average shareholders’ equity	40,328	34,254	39,121	33,165

Add (deduct):
Average unrealized gains/losses on financial assets available for sale and on cash flow hedges, net of applicable tax[1]	49	899	151	1,100
Average dividend accruals	(407)	(272)	(449)	(299)

Average active equity	39,969	34,882	38,823	33,965

Pre-tax return on average shareholders’ equity	15.0%	15.6%	22.0%	19.0%
Pre-tax return on average active equity	15.2%	15.3%	22.1%	18.6%
Pre-tax return on average active equity (target definition)	13.1%	15.6%	21.1%	20.3%

1	The tax effect on average unrealized gains/losses on financial assets available for sale and on cash flow hedges was € (404) million and € (408) million for the three and six months ended June 30, 2010, respectively. For the three and six months ended June 30, 2009, the tax effect was € (802) million and € (835) million, respectively.
The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income attributable to Deutsche Bank shareholders (i.e., excluding noncontrolling interests), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted-average number of diluted shares outstanding.

Other Information (unaudited)     Target Definitions
For reference, the Group’s diluted earnings per share, which is defined as net income attributable to Deutsche Bank shareholders (i.e., excluding noncontrolling interests), after assumed conversions, divided by the weighted-average number of diluted shares outstanding, is also provided.

in € m.
(unless stated otherwise)	Three months ended		Six months ended
	Jun 30, 2010	Jun 30, 2009[1]	Jun 30, 2010	Jun 30, 2009[1]
Net income attributable to Deutsche Bank shareholders	1,160	1,092	2,922	2,277

Add (deduct):
Post-tax effect of certain significant gains/charges	(208)[2]	(28)[3]	(208)[2]	193	[4]
Certain significant tax effects	—	—	—	—

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	952	1,064	2,714	2,470

Diluted earnings per share	€1.75	€1.64	€4.35	€3.53
Diluted earnings per share (target definition)	€1.43	€1.60	€4.04	€3.83

1	Prior year’s amounts for the post-tax effect of certain significant gains/charges and for diluted earnings per share (target definition) have been adjusted.

2	Gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million.

3	Gain from the sale of industrial holdings (Daimler AG) of € 126 million and an impairment of intangible assets (Corporate Investments) of € 98 million.

4	Impairment charge of € 221 million on industrial holdings, a gain from the sale of industrial holdings (Daimler AG) of € 126 million and an impairment of intangible assets (Corporate Investments) of € 98 million.

Other Information (unaudited)     Target Definitions
Leverage Ratio (Target Definition): A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made: (1) total assets under IFRS are adjusted to reflect netting provisions applicable under U.S. GAAP but not under IFRS, to obtain total assets adjusted (pro forma U.S. GAAP), and (2) total equity under IFRS is adjusted to reflect fair value gains and losses on all own debt (post-tax), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%. These adjustments are intended to provide an adjusted leverage ratio that is more comparable to those of certain of the Group’s competitors, which use U.S. GAAP and designate all their own debt at fair value.

Assets and equity
in € bn.	Jun 30, 2010	Dec 31, 2009
Total assets (IFRS)	1,926	1,501

Adjust derivatives according to U.S. GAAP netting rules	(735)	(533)
Adjust pending settlements according to U.S. GAAP netting rules	(139)	(71)
Adjust repos according to U.S. GAAP netting rules	(9)	(5)

Total assets adjusted (“pro-forma U.S. GAAP”)	1,043	891

Total equity (IFRS)	42.6	38.0

Adjust pro-forma fair value gains (losses) on all own debt (post-tax)[1]	3.4	1.3

Total equity adjusted	46.0	39.3

Leverage ratio based on total equity
According to IFRS	45	40
According to target definition	23	23

1	Estimate assuming that all own debt was designated at fair value. The cumulative tax effect on pro-forma fair value gains (losses) on all own debt was € (1.8) billion and € (0.7) billion at June 30, 2010 and December 31, 2009, respectively.